SIRENZA MICRODEVICES



2005 ANNUAL REPORT

CORPORATE PROFILE

Sirenza Microdevices is a supplier of radio frequency (RF) components. Headquartered in Broomfield, Colorado, with operations in China, Germany and the U.S., Sirenza Microdevices and its subsidiary Premier Devices design and develop RF components for the commercial communications, consumer, and aerospace and defense (A&D) equipment markets. Sirenza's integrated circuit (IC), multi-chip module (MCM) and passive product lines include amplifiers, power amplifiers, cable TV amplifiers, circulators, isolators, mixers, splitters, transformers, couplers, modulators, demodulators, transceivers, tuners, discrete devices, signal source components, government and military specified components, and antennae and receivers for satellite radio. Certifications include ISO 9001:2000 Quality Management System and ISO 14001:2004 Environmental Management System (registered by QMI).



Robert Van Buskirk
President and Chief Executive Officer

John Ocampo
Chairman of the Board

DEAR STOCKHOLDERS

I am delighted with this opportunity to communicate directly with our stockholders at this very exciting time in the growth of Sirenza Microdevices. 2005 was from many perspectives a very successful year. We made significant progress toward our key company goals and objectives and we exited the year with a great deal of financial and strategic momentum. In 2005, we made great strides in achieving our goals to:

- *improve* our financial performance: grow revenue, leverage operating income and generate cash;
- *execute* in our core markets; and
- *diversify* our end markets and product applications.

This year, we exceeded our customers' expectations, adding substantial depth to our core competencies and capabilities, and sustaining high levels of quality in our RF component products and global operations. 2005 saw us strengthen our position as a market-leading, global RF component company.

Looking at key areas of company performance:

FINANCIAL PERFORMANCE

- We delivered strong financial results as the year unfolded:
  - Our quarterly revenue grew by double digits sequentially throughout the year.
  - We grew year-over-year revenue for the fourth consecutive year.
  - We delivered record quarterly revenues and pro forma earnings[1] in our fourth quarter.
  - We demonstrated substantial pro forma operating income leverage as our revenue grew 34 percent in the second half of the year with more than half

[1] *Pro forma net income and earnings per share are non-GAAP financial measures calculated to exclude the effects of charges for the amortization of acquisition-related intangible assets, compensation expense related to employee equity awards, restructuring, the write-off of deferred equity financing costs, expenses related to abandoned merger and acquisition activities, costs associated with a litigation settlement, acquired in-process research and development, GCS impairment, relocation and related expenses and/or amortization of deferred stock compensation.*

"We will continue to focus on our ability to execute and diversify, while we also focus on ways to expand our products, services and capabilities."

of that increase going to pro forma operating income. Put another way, more than 50 cents of every dollar in increased revenue went to pro forma earnings for the last six months of the year.

- We generated $0.19 per diluted share in cash from operations for the year and extended our positive quarterly cash flow from operations to nine consecutive quarters.

EXECUTION IN OUR CORE MARKETS

- We released more than 100 new products largely driven by our RoHS, or "green compliant," environmentally responsible RF component products.
- Our top ten customers represented approximately 70 percent of our fiscal year revenue.
- Our top ten mobile wireless end customers represented approximately 40 percent of our fiscal year revenue.
- In the second half of 2005 we secured approximately 400 design wins for our high performance RF component products which we believe represents upwards of $40 million in potential product shipments in 2006 and early 2007.
- We continued our excellent record of developing and supplying RF components with "best-in-class" quality and reliability to our global customer base. We extended our ISO 14001:2004 registration for our environmental management system and our ISO 9001:2000 registration for our quality management system.

DIVERSIFICATION INTO NEW/EMERGING END MARKETS AND PRODUCT APPLICATIONS

- We diversified our technology, products and end markets through the integration of ISG Broadband, acquired in December 2004.
- We successfully launched our satellite radio antenna product in the second quarter; SIRIUS Satellite Radio emerged as a greater than 10 percent end customer for the full fiscal year.
- In 2005, our core mobile wireless end market accounted for more than 40 percent of our total revenue which is down significantly from 2004, highlighting our end market diversification efforts.
- Approximately half of our design wins this year were for end markets and applications outside our traditional core mobile wireless market.
- Our WLAN sales this year grew by approximately 60 percent over 2004 to nearly 5 percent of our total revenue, again a diversification highlight.
- Geographically, Asia, at more than 60 percent, reached a record level of shipments in our fourth quarter on a ship-to basis as we continued our drive to diversify into emerging markets/regions throughout Asia.

This was a solid year of growth for Sirenza; the company moved forward at a record pace while underscoring two central strategic goals: *execution* and *diversification.*

For 2006, we have added an additional strategic goal: *expansion.* We will continue to focus on our ability to execute and diversify, while we also focus on ways to expand our products, services and capabilities as we continue to build upon our strong global business foundation.

FISCAL YEAR FINANCIAL RESULTS

Net revenues for fiscal year 2005 were $64.2 million, compared with $61.3 million for the prior year and $38.5 million in 2003. Full-year net income as reported under accounting principles generally accepted in the United States (GAAP) was $1.4 million or $0.04 per diluted share, compared with a net income of $280,000 or $0.01 per diluted share for 2004. Excluding the effects of certain charges,[1] Sirenza's pro forma net income for 2005 was $4.3 million, or $0.11 per diluted share. This compared with a pro forma net income of $5.7 million or $0.15 per diluted share for 2004, also excluding the effect of certain charges noted.[1]

At December 31, 2005, Sirenza's total assets were $62.5 million, including cash and cash equivalents, restricted cash and short-term investments of $19.0 million.

FINANCIAL REPORTING AND CORPORATE GOVERNANCE UPDATE

Strong corporate governance continues as a cornerstone of Sirenza Microdevices' commitment to preserving and enhancing stockholder value. The Board of Directors and management have continued to evaluate our corporate governance policies, and we firmly believe that we have in place sound governance principles and policies. We again successfully met the Sarbanes-Oxley 404 requirements and are compliant as documented in our March 2006 Form 10K report filed with the SEC.

EXPANSION UPDATE

In April 2006, we acquired Premier Devices, Inc. (PDI). PDI designs, manufactures, and markets complementary RF components featuring technologies common to our RF products. With this acquisition, we believe we can strengthen our leadership in the design and manufacture of RF component solutions for global, diversified end markets, expand both the depth and breadth of our products, extend our design and manufacturing capabilities into Asia and Europe and continue our strategic mission to exceed our customers' needs and their expectations as we diversify and expand our end markets and applications.

2006 OUTLOOK

Our outlook for 2006 builds upon the financial and strategic momentum we realized in 2005. We see this as a year where we will continue and potentially accelerate our year-over-year revenue growth, expand our profitability, and continue our efforts to strategically position Sirenza as a leading RF components company. We are confident that we can continue to build stockholder value throughout this year and, as we move forward, build a stronger company through our efforts to execute, diversify and expand our business.

We appreciate the continued support of our customers, employees, partners and stockholders.

ROBERT VAN BUSKIRK
President and Chief Executive Officer

JOHN OCAMPO
Chairman of the Board

2005 HIGHLIGHTS

Throughout 2005 we focused on two critical, corporate-wide strategic goals: *execution* and *diversification*. On both of these strategic goals, we performed very well. As we move into 2006, we are adding *expansion* to our strategic planning and focus. We executed well on many financial and operational parameters and, as the year unfolded, we reached record levels of financial performance and operational efficiency. We also made tremendous strides in diversifying into new end markets, geographic regions and product lines. We believe it is now time to turn our attention to expanding our presence in both core and diversified end markets and to broaden our products and capabilities; in other words, expand our global footprint, as we continue to grow our worldwide, diversified RF components business. 2005 also saw us return to significant sequential revenue growth and profitable operations, in parallel with continued positive cash flows, and to record financial results in the fourth quarter. We generated $0.19 per diluted share in cash from operations this year, adding strength to our balance sheet. We have transitioned to our new strategically focused business unit organization coupled with our Americas and International Sales groups; we also have centralized our R&D and product development resources to map into our centralized manufacturing and test operations. We believe this new, more strategically focused organization will help aid us as we continue our efforts to improve our execution, enhance our diversification and expand our products and services in 2006 and beyond.

NET REVENUES
(dollars in millions)


19.8
20.7
38.5
61.3
64.2
'01
'02
'03
'04
'05

GROSS PROFIT
(dollars in millions)


2.2
11.8
17.2
29.9
28.7
'01
'02
'03
'04
'05

TOTAL STOCKHOLDERS' EQUITY
(dollars in millions)


54.0
45.0
45.2
47.3
50.7
'01
'02
'03
'04
'05

SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2005	2004	2003	2002	2001
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net revenues	**$64,178**	$61,256	$38,510	$ 20,710	$ 19,821
Cost of revenues:					
Cost of product revenues	**35,522**	31,375	21,246	8,749	17,440
Amortization of deferred stock compensation	**—**	—	90	138	140
Total cost of revenues	**35,522**	31,375	21,336	8,887	17,580
Gross profit	**28,656**	29,881	17,174	11,823	2,241
Operating expenses:					
Research and development [1]	**10,104**	8,963	8,611	6,960	8,752
Sales and marketing [1]	**7,372**	7,779	6,365	5,043	5,828
General and administrative [1]	**8,096**	7,795	6,696	4,914	4,435
Amortization of deferred stock compensation	**—**	3	541	877	1,258
Acquired in-process research and development [2]	**—**	2,180	—	2,200	—
Amortization of acquisition-related intangible assets [2]	**1,838**	1,538	1,213	48	—
Restructuring and special charges [2]	**56**	(98)	434	279	2,670
Impairment of investment in GCS [2]	**—**	1,535	—	2,900	—
Total operating expenses	**27,466**	29,695	23,860	23,221	22,943
Income (loss) from operations	**1,190**	186	(6,686)	(11,398)	(20,702)
Interest and other income (expense), net	**196**	229	383	893	3,452
Provision for (benefit from) income taxes	**(6)**	135	(125)	59	2,336
Net income (loss)	**$ 1,392**	$ 280	$ (6,178)	$(10,564)	$(19,586)
Basic net income (loss) per share	**$ 0.04**	$ 0.01	$ (0.19)	$ (0.35)	$ (0.67)
Diluted net income (loss) per share	**$ 0.04**	$ 0.01	$ (0.19)	$ (0.35)	$ (0.67)
Shares used to compute basic net income (loss) per share	**35,828**	34,593	32,383	29,856	29,133
Shares used to compute diluted net income (loss) per share	**37,803**	37,448	32,383	29,856	29,133

	As of December 31,				
	2005	2004	2003	2002	2001
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	**$11,266**	$ 2,440	$ 7,468	$ 12,874	$ 15,208
Working capital	**29,043**	21,980	20,007	21,923	36,811
Total assets	**62,489**	55,894	54,132	53,964	64,043
Long term obligations, less current portion	**391**	18	56	143	401
Total stockholders' equity	**50,741**	47,278	45,173	44,977	54,013

(1) The following table outlines the amortization of deferred stock compensation included in operating expenses above:

	Years Ended December 31,				
	2005	2004	2003	2002	2001
	(in thousands)				
Research and development	**$—**	$ 2	$ 64	$196	$257
Sales and marketing	**$—**	$ 1	$173	$262	$279
General and administrative	**$—**	$—	$304	$419	$722

(2) See Sirenza Notes to Consolidated Financial Statements.

Execution



In 2005, we achieved substantially all the major goals for factory manufacturing and test operations we set for the year. In particular, we achieved the following:

- We increased our capacity for multi-chip modules, increasing our module output by 60 percent in the fourth quarter of 2005 as compared to the fourth quarter of 2004.
- We enhanced factory efficiency through improved processes and factory automation, resulting in more than a 50 percent reduction in 2005 direct labor costs.
- We continuously improved our product yields, lowering product costs and improving manufacturing and test throughput rates.
- We significantly reduced bill-of-material costs through our ongoing materials management efforts, improving product margins.
- We increased our production volumes, in turn increasing our factory overhead absorption and lowering our product costs.

Achieving these goals in 2005 enabled us to maintain our overall targeted gross margins even as we introduced lower margin, higher volume consumer products and amidst ongoing pricing competitiveness. In addition, we continued to review our use of production outsourcing to further our goal to reduce product costs.

In 2006, we will continue our factory efficiency efforts as well as explore other opportunities for cost efficiencies:

- We expect to increase the percentage of our offshore manufacturing to take advantage of lower manufacturing costs in Asia.
- We plan to continue to increase factory automation to reduce labor content and improve product yields and costs.
- We will continue to strengthen our bill-of-material cost reduction efforts; and
- We will explore opportunities for strategic investments to support volume increases in our current and next-generation RF component products.



At Sirenza Microdevices we are committed to the continuous improvement of our products and services and have in place a world-class quality and reliability team of dedicated, talented professionals. Several years ago we initiated our *3Rs Program* in which we focused our resources on the company-wide goal of improving the reliability, ruggedness and robustness of our high-performance RF components. It is exciting to report that we have made outstanding progress with our *3Rs Program* and are extending our quality leadership through the implementation of interdepartmental, continuous process improvement (CPI) teams. Our employees take our commitment to quality seriously and have participated in collaborative efforts to identify and implement important improvements in many areas of company operations. During 2005, Sirenza successfully completed ongoing surveillance audits of the company's ISO 9001:2000 Quality Management System (performed by QMI—Quality Management Institute of Canada). We have also successfully hosted many major customer quality and reliability audits at our key facilities throughout the U.S. Sirenza also maintains an ISO 14001:2004 Environmental Management System (EMS) certification first awarded in February 2005. The EMS program has helped to mitigate environmental impacts from our facilities and our products. Specific EMS programs include recycling, monitoring energy usage, and reducing computer, hazardous and lead wastes.

Sirenza has met the increasing customer demand for "green" or environmentally friendly products as well. Most of our IC and multi-chip module products and assemblies are available today in a form which complies with the European Union Directive—Reduction of Hazardous Substances (RoHS), with most also meeting Waste of Electric and Electronic Equipment (WEEE) requirements. A significant percentage of the products we shipped last year met the RoHS requirements. We expect that percentage to increase in the coming years.

As we enter 2006, we are confident that we are continuously improving our products and services, and we are very proud of our quality programs and the quality and reliability of our high-performance RF components.

Diversification



"Our SBU organizations aim to grow our core businesses; diversify our end markets; and expand our RF core competencies and capabilities."



AEROSPACE AND DEFENSE APPLICATIONS

The Aerospace and Defense SBU concentrates on aerospace, military/defense and homeland security applications. Key products include custom and semi-custom voltage-controlled oscillators (VCOs), wideband amplifiers, special custom assemblies and signal processing components. Some of our major customers are Boeing, Iridium, Raytheon, Textron, BAE, Harris, Lockheed Martin, L3 Communications and EADS. We believe opportunities for growth will come from performance-driven, high-reliability satellite applications, telemetry systems and communications networks.


SIRIUS

BROADBAND AND CONSUMER APPLICATIONS

The Broadband and Consumer SBU concentrates on digital satellite radio applications, digital TV (DTV), digital satellite and CATV set-top boxes, as well as CATV infrastructure applications. The primary customers are SIRIUS Satellite Radio and leading Korean and European DTV manufacturers. The products supplied to these markets include satellite radio antennas, standard and custom RF ICs, broadband silicon RF ICs, broadband RF modules, and hybrid assemblies. We believe growth areas are satellite radio, DTV and satellite set-top box markets.

We modified our organizational structure to ensure that we enhance our strategic market focus and fully leverage our personnel and resources. This improves our ability to achieve our company vision and to meet our strategic goals to execute and diversify to better serve our global customer base. We were previously organized along product lines—amplifiers, signal source and aerospace & defense—to accelerate and facilitate our past integration plans and to maintain alignment with major customers following acquisitions in 2003 and 2004. We determined it was in the best interests of our customers, stockholders and employees to realign our organization to better support our strategic goals.

We moved to a market-facing Strategic Business Unit (SBU) structure. We are confident this will enable us to improve our resource alignment in both current and emerging markets. This strategically focused SBU structure allows us to further concentrate our efforts in strategic planning, customer development, product development, and marketing to better support our worldwide customers.

In 2006, we added expansion to our strategic goals of execution and diversification. Our SBU organizations aim to grow our core businesses; diversify our end markets; and expand our RF core competencies and capabilities.



MOBILE WIRELESS

The Mobile Wireless SBU concentrates on global mobile wireless customers, focusing on leading standards including GSM/EDGE WCDMA, CDMA2K, and TD-SCDMA infrastructure opportunities. Key products include gain blocks, pre-driver amplifiers, modulators, VCOs, and phase-locked loop modules (PLLs). Our largest customers include Motorola, Nokia, Ericsson, Huawei, Siemens, and ZTE. We believe growth areas are largely in Asia as new wireless networks are installed throughout the region and in North America and Europe from service providers upgrading their networks and converting to 3G, as well as adding additional capacity for voice, data, and video applications. In developing countries, we see continued opportunities in building out legacy mobile communication networks.



STANDARD AND CATALOG PRODUCTS

The Standard and Catalog Products SBU focuses on established and emerging mid-level to smaller customers which we largely serve through our global sales distribution and sales representative networks. We also serve customers in point-to-point radio, network repeaters and RFID end markets, utilizing medium and low power gain blocks, discretes, low noise amplifiers, LDMOS power products, VCO and PLL modules. Some of our key customers include Harris, Ericsson, Datang, Symbol, and Siemens. We believe growth opportunities exist in emerging mobile wireless OEMs, RFID readers, GPS, and point-to-point cellular backhaul applications.



WIRELESS ACCESS APPLICATIONS

The Wireless Access SBU focuses on the WiMAX, WLAN, and emerging Ultra Wideband and Zigbee markets for infrastructure and CPE terminal applications. We supply high linearity power amplifiers and low noise signal source products to OEMs and original design manufacturers (ODMs). Our OEM customer base includes Alvarion, Airspan, Motorola, Samsung, and Gemtek. We have also targeted many chip manufacturers such as Intel, Wavesat, Texas Instruments, Broadcom, Atheros, and Sierra Monolithics to develop reference designs for our ODM customers. Potential growth areas for this SBU are CPE terminals and access points and the anticipated initial deployment of WiMAX.

Expansion

"We believe that this business combination will provide significant benefits to our customers and stockholders by leveraging our respective technologies, RF design expertise, products, and global manufacturing capabilities into a forceful presence in our diversified, international end markets."


■ World Headquarters
○ Design Center
● Sales & Customer Support Center
◇ Design & Manufacturing Center
▲ Sales & Customer Support/Manufacturing Center

In early April, the company completed the acquisition of Premier Devices, Inc. (PDI). Headquartered in San Jose, California, PDI is a designer, manufacturer and marketer of complementary RF component products with design and manufacturing operations in China, Germany and the U.S. With this acquisition, Sirenza, a leader in the design and manufacture of RF component solutions for global, diversified end markets, expands the depth and breadth of its products, extends its design and manufacturing capabilities into Asia and Europe and continues its strategic mission to diversify and expand its worldwide RF components business.

For the fiscal year ended December 31, 2005, PDI's financial results included net revenue of approximately $45 million and a net income of approximately $4.5 million. Sirenza expects the acquisition to be accretive to its second quarter 2006 and fiscal year 2006 results on a pro forma basis[2]. Sirenza also currently expects the combined company to generate positive cash flows from operations for fiscal year 2006.

[2] *Pro forma earnings exclude the effects of charges for the amortization of acquisition-related intangible assets, compensation expense related to employee equity awards (including the projected effects of the Company's adoption of SFAS 123R), other non-recurring charges, and charges related to purchase accounting for the transaction, the impact of which will be reflected in Sirenza's financial statements beginning in the second quarter of 2006.*

RECONCILIATION OF GAAP RESULTS WITH MANAGEMENT-ADJUSTED RESULTS

The following table reconciles the company's net income as reported under accounting principles generally accepted in the United States (GAAP) with net income as adjusted by the items detailed below.

These calculations are not prepared in accordance with GAAP and should not be viewed as alternatives to GAAP. In keeping with its historical financial reporting practices, the company believes that the supplemental presentation of these calculations provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of regularly reported non-cash charges and infrequent or unusual events.

	YEAR ENDED	
(In thousands, except per share data)	**December 31, 2005**	December 31, 2004
Net income as reported under GAAP	**$1,392**	$ 280
Amortization of acquisition-related intangible assets	**1,838**	1,538
Compensation expense related to employee equity awards	**186**	191
Restructuring	**56**	(98)
Write-off of deferred equity financing costs	**314**	—
Costs associated with abandoned merger and acquisition activities	**275**	—
Litigation settlement	**201**	—
Acquired in-process research and development	—	2,180
Impairment of investment in GCS	—	1,535
Relocation and related expenses	—	67
Amortization of deferred stock compensation	—	3
Pro forma net income	**$4,262**	$5,696
Pro forma net income per share		
Basic	**$ 0.12**	$ 0.16
Diluted	**$ 0.11**	$ 0.15
Shares used to compute pro forma net income per share		
Basic	**35,828**	34,593
Diluted	**37,803**	37,448

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements regarding future events or results, including any statements regarding Sirenza's goals, beliefs or expectations regarding its ability to strengthen its leadership in its business, to extend its design and manufacturing capabilities into Asia and Europe, to diversify or expand its products, services, capabilities or business in 2006, to continue and potentially accelerate its revenue growth, expand its profitability and build stockholder value, to continue its factory efficiency efforts, to exploit any potential growth areas highlighted in its SBU discussions, or to realize any of the expected benefits of its recent acquisition of PDI, including, without limitation, its expectation that the acquisition will be accretive in the second quarter and full year 2006 and that the combined company will generate positive cash flow from operations in 2006. Sirenza cautions readers that such statements are, in fact, predictions that are subject to risks and uncertainties, and that actual events or results may differ materially. Factors that could cause actual events or results to differ materially include, but are not limited to: lower than expected demand for Sirenza's products at major OEMs or for RF components or broadband products in general or satellite radio antennae or CATV products in particular; changes in the expected mix of sales of products between Sirenza's business units and within those business units; lower-margin sales, such as sales of satellite radio antennae products, MCM products, and certain sales to higher-volume OEMs, increasing as a percentage of Sirenza's overall sales; the potential for product gross margins to fluctuate or be reduced due to the impact of the transaction or otherwise; risks related to PDI's operations located in China and Germany or Sirenza's lack of experience in managing foreign operations, foreign currency transactions and related tax planning and cash management; exertion of downward pressure on the pricing of Sirenza's components; higher than expected restructuring expense; the need to upgrade PDI's private company finance and accounting infrastructure and internal controls for public company reporting and compliance requirements; product quality, performance and reliability problems that may result in liability or expense; Sirenza's lack of market knowledge relative to other participants in new markets into which it has or may diversify; claims from time to time relating to the infringement of third-party proprietary rights, which could result in liability, expense or halted sales of Sirenza products; Sirenza's ability to successfully differentiate itself from competitors in its markets; Sirenza's reliance on third parties for outsourced manufacturing, packaging and test services and supply; Sirenza's ability to successfully complete financing transactions or acquisitions or integrate the assets, personnel, operations and engineering teams and processes of any acquisitions with Sirenza; Sirenza's ability to realize expected synergies of any acquisitions and the envisioned benefits to Sirenza; the effects of armed conflicts or acts of terrorism; the effects of government regulation or standards-setting, or of the failure of any particular government entity to set standards or approve licenses applicable to Sirenza or its customers; currency exchange rate fluctuations; overall general economic or telecommunications market conditions, conditions in the commercial communications or A&D markets or any segment thereof; and/or possible underutilization of Sirenza's manufacturing facilities. Other factors that could cause actual events or results to differ materially from those in the forward-looking statements are included in Sirenza's Annual Report on Form 10-K filed with the Securities and Exchange Commission in March 2006. Sirenza expressly disclaims any current intention to update its forward-looking statements, and the estimates and assumptions associated with them, at any time or for any reason. As used in the above paragraph, "Sirenza" means Sirenza and/or the combined company.

Certain statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and elsewhere in this report are forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "expect," "anticipate," "intend," "plan," "believe," "estimate," "potential," or "continue," the negative of these terms or other comparable terminology. These statements involve a number of risks and uncertainties. Actual events or results may differ materially from any forward-looking statement as a result of various factors, including those described on page 13 and in our Annual Report on Form 10-K filed with the SEC in March 2006 under "Risk Factors."

We begin MD&A with a discussion of Sirenza's overall strategy to give the reader an overview of the goals of our business and the directions in which our business and products are moving, followed by an overview of the critical factors that affect our net revenues, cost of revenues and operating expenses. This is followed by a discussion of the critical accounting policies and estimates that we believe require the most significant judgments to be made in the preparation of our consolidated financial statements. In the next section, we discuss the results of our operations for 2005 compared to 2004 and for 2004 compared to 2003. We then provide an analysis of our cash flows, including the impact on cash of important balance sheet changes, and discuss our financial commitments in the sections entitled "Liquidity and Capital Resources" and "Contractual Obligations."

COMPANY OVERVIEW

We are a supplier of radio frequency (RF) components for the commercial communications, consumer and aerospace and defense (A&D) equipment markets. Our products are designed to optimize the reception and transmission of voice and data signals in mobile wireless communications networks and in other wireless and wireline applications. Our commercial communications applications include components for mobile wireless infrastructure applications, wireless LANs, fixed wireless networks, broadband wireline applications such as coaxial cable and fiber optic networks, cable television set-top boxes, RFID readers, wireless video transmitters, as well as tuner ICs and receivers and tuners for HDTV set-top boxes. Our consumer applications include antennas and receivers for satellite radio. Sales of components for the A&D end markets include components for government, military, avionics, space and homeland security systems.

We believe a fundamental value we provide to our customers is derived from our focus on the needs of customer-specific applications, our wide array of highly engineered products in multiple technologies, and our commitment to provide our customers with worldwide sales and application engineering support.

We offer a broad line of products that range in complexity from discrete components to ICs and MCMs. Our discrete, IC and MCM products employ numerous semiconductor process technologies, which we believe allows us to optimize our products for our customers' applications.

Our annual net revenues have increased in each of 2003, 2004 and 2005, driven by new product introductions, increased market share and the addition of complementary products through our strategic acquisitions of other companies and assets.

In the past three years, we have completed two acquisitions and had a third acquisition pending as of the date of our Annual Report on Form 10-K. On February 4, 2006, we entered into a definitive agreement to acquire Premier Devices, Inc., or PDI, by merger for consideration consisting of 7.0 million shares of our common stock, $14.0 million in cash and $6.0 million in term notes that will mature 1 year following the closing of the transaction. The transaction closed in the second quarter of 2006. PDI designs, manufactures and markets complementary RF components featuring technologies common to existing and planned Sirenza products, and is headquartered in San Jose, California with significant manufacturing operations in both Shanghai, China and Nuremberg, Germany. This acquisition is intended to expand both the depth and breadth of our products, extend our design and manufacturing capabilities into Asia and Europe, and advance our strategic mission to diversify and expand our end markets and applications. For a description of related risks, see our disclosure in our Annual Report on Form 10-K filed with the SEC in March 2006 under "Risk Factors."

On December 16, 2004, we acquired ISG Broadband, Inc. (ISG), a designer of RF gateway module and IC products for the cable TV, satellite radio and HDTV markets. This acquisition enables us to address new end markets, including HDTV and satellite radio, and broadens our product offering in the set-top box market by adding ISG's silicon-based receiver/tuner products to our existing product lines targeting this market. Sales of the products acquired in the ISG acquisition represented a significant amount of our net revenues in 2005.

On May 5, 2003, we acquired substantially all of the assets and assumed specified liabilities of Vari-L Company, Inc., a designer and manufacturer of voltage controlled oscillators (VCOs), phase-locked loop (PLLs) and other MCM products for the mobile wireless infrastructure market, as well as certain components for the A&D market. This acquisition strengthened our product portfolio by adding RF signal source components while strengthening our presence in the A&D market. The acquisition of Vari-L added a significant amount of net revenues to Sirenza subsequent to the date of the transaction. After the acquisition of Vari-L, we relocated our corporate headquarters and consolidated our manufacturing facilities in Broomfield, Colorado, which allowed us to achieve significant operational cost synergies, primarily in operations, general and administrative and, to a more limited degree, in sales and marketing.

Historically, we have utilized a divisional organization structure focused on either specific end markets and/or product types. Beginning in January of 2005, we expanded our reporting structure by adding the A&D division to the Amplifier and Signal Source divisions. The Amplifier and Signal Source divisions are product focused while the A&D division is market focused. The Amplifier and Signal Source divisions are generally focused on similar end markets and customers and are managed separately in order to better manage the research and development and marketing efforts for particular products. The A&D division is focused on the government, military, avionics, space and homeland security systems end markets. The Amplifier division's main product lines are primarily IC-based and include discrete, amplifier, low noise amplifier, power amplifier and transceiver IC products, an MCM product line including power amplifier modules and our broadband product line, which includes our satellite radio antenna. The Signal Source division's main product lines are MCMs used in mobile wireless infrastructure applications to generate and control RF signals, including VCOs, PLLs, coaxial resonator oscillators (CROs), passive and active mixers, an IC-based modulator and demodulator product line and a line of signal couplers. The A&D division's main product lines are government and military specified versions of certain of our amplifier and signal processing components and various passive components.

For a further description of our divisional organizational structure, see our disclosure under Note 14: "Segments of an Enterprise and Related Information" in our Notes to Consolidated Financial Statements set forth below.

In 2006, we have moved from the three segment reporting structure described above to a structure consisting of one RF component sales segment made up of five market-focused strategic business units: Aerospace, Defense and Homeland Security, Broadband and Consumer, Mobile Wireless, Standard Products and Wireless Access. While we will provide limited data at the strategic business unit level in our future reports, these business units will not have separate profit and loss statements reviewed by our chief operating decision maker, and accordingly will be reported as a single segment. Following the closing of our pending acquisition of PDI, we currently expect that PDI will also be reported as a separate segment.

REVENUE OVERVIEW

Revenue Recognition

We present our revenue results as "net revenues." Net revenues are defined as our revenues less sales discounts, rebates, returns and other pricing adjustments.

Historically, these revenue-related adjustments have not typically represented a significant percentage of our revenues.

We sell our products worldwide through a direct sales channel and a distribution sales channel.

Distributor Sales

Our distribution arrangements provide our distributors with limited rights of return and certain price adjustments on unsold inventory held by them. We recognize revenues on sales to our distributors under such arrangements at the time our products are sold by the distributors to third-party customers. Our distribution channel, which accounted for 10% of total net revenues for 2005, consists of those sales made by our distribution channel partners (Avnet, Acal, RFMW, Nu Horizons and Digi-Key) under arrangements featuring such rights of return and price adjustment terms. In the fourth quarter of 2005, we terminated our distribution relationship with Nu Horizons and entered into a worldwide distribution agreement with Digi-Key Corporation.

Direct and Reseller Sales

Sales to Avnet and Acal as resellers, and to other resellers of our products, are made pursuant to arrangements that do not include the limited rights of return and price adjustment terms applicable to our distribution sales. We generally recognize revenue from these sales to these resellers of our products, and from sales to all other non-distribution customers, at the time product has shipped, title has transferred and no obligations remain. Our direct sales channel, which accounted for 90% of total net revenues for 2005, consists of those sales made to all non-distributor customers and sales to resellers of our products, including sales to Avnet and Acal as resellers.

Although we have typically not experienced a delay in customer acceptance of our products, should a customer delay acceptance in the future, our policy is to delay revenue recognition until a customer accepts the products.

Customer Concentrations

Historically, a significant percentage of our net revenues have been derived from a limited number of customers, including our distributors. Over time, both as a result of our active sales and marketing efforts and industry-wide changes in customer buying patterns, our customer base shifted significantly toward direct sales to large wireless infrastructure original equipment manufacturers (OEMs) and their contract manufacturers (CMs). One driver of this shift is that our OEM customers have increased their outsourcing of the manufacture of their equipment to CMs, including Celestica, Flextronics, Sanmina and Solectron. As a result, we sell directly to both OEMs and CMs. Our OEM customers currently make the sourcing decisions for our sales to CMs. When we report customer net revenues in our public announcements, we typically attribute all net revenues to the ultimate OEM customer and not the respective CM or subcontractor.

This sales trend toward large wireless infrastructure OEMs and their CMs was strengthened in 2003 by the acquisition of Vari-L, whose customers were also large infrastructure OEMs, including Nokia, Siemens and Motorola. The addition of these customers complemented Sirenza's existing relationships with large OEM customers such as Andrew, Ericsson, Lucent and their CMs.

In 2005, we added to this customer concentration as a significant portion of our net revenues were derived from sales of our satellite radio antenna product to Kiryung Electronics Co., Inc., and other subcontractors of SIRIUS Satellite Radio.

We believe that net revenues attributable to our global OEMs and their CMs will continue to account for a significant portion of our net revenues in 2006, and that net revenues attributable to our satellite radio customer and its subcontractors will also account for a significant portion of our net revenues in that same period.

Diversification and Expansion Strategy

We have grown our net revenues through the introduction of new products, increasing our market share and adding complementary products through strategic acquisitions in existing end markets and new end markets. We continue to focus on diversification efforts in order to capitalize on new opportunities in end markets outside of the wireless infrastructure market such as cable TV, WiMax, satellite radio, HDTV, RFID and other broadband applications. We believe that sales of our products in markets outside of wireless infrastructure, including the satellite radio market, will continue to account for a substantial portion of net revenues in 2006.

We are also focusing on expansion in 2006, as evidenced by our acquisition of PDI, which is intended to expand both the depth and breadth of our product lines, and to extend our design and manufacturing capabilities into Asia and Europe. We expect that the addition to our product portfolio of PDI's complementary RF components will accelerate our penetration into the cable TV infrastructure market and allow us to offer more complete RF solutions to our customers and PDI's, and hope that these increased capabilities will allow us to capitalize on a trend we have seen at large OEM and CM customers for some time toward purchasing a broader range of products from fewer qualified suppliers.

Geographic Concentrations

Sales into Asia increased in each of the last three years as a result of OEMs increasingly outsourcing their manufacturing to CMs, primarily in China. In addition, we have increased our focus and presence in China and are experiencing increased shipments to various Chinese OEM customers. Based on these factors and our pending acquisition of PDI, which has manufacturing and sales operations in Shanghai, China, we anticipate that a large percentage of our direct sales will be in the Asia region in 2006.

Competitors

With respect to products sold in our Amplifier division, we compete primarily with other suppliers of high-performance RF components used in the infrastructure of communications networks, such as Agilent, Hittite, M/A-COM, NEC and WJ Communications. For our newer broadband products, we expect our most significant competitors will include Maxim Integrated Products, Microtune, Motorola, STMicroelectronics and Philips. With respect to our Signal Source division products, our primary competitors are Alps, M/A-COM and Minicircuits. With respect to our A&D division products, our primary competitors are Hittite, M/A-COM, Spectrum Control and Teledyne. With respect to our satellite antenna sales, we compete with other manufacturers of satellite antennas and related equipment, including M/A-COM, RecepTec and Wistron NeWeb. We also compete with communications equipment manufacturers, some of whom are our customers that design RF components internally, such as Ericsson, Lucent, Motorola, Nokia and Nortel Networks.

COST OF REVENUES OVERVIEW

Cost of revenues consists primarily of costs associated with:

1. Wafers from third-party wafer fabs for our IC products;
2. Raw material components from third-party vendors, for our IC, MCM and satellite antenna products;
3. Packaging for our IC products performed by third-party vendors;
4. Assembling and testing of our MCM products in our facility;
5. Testing of our IC products in our facility and by third-party vendors;
6. Assembling and testing of our satellite antenna products performed by a third-party vendor; and
7. Costs associated with procurement, production control, quality assurance, reliability and manufacturing engineering.

For our IC products, we outsource our wafer manufacturing and packaging and then perform most of our final testing and tape and reel assembly at our Colorado manufacturing facility. For our MCMs, we manufacture, assemble and test most of our products at our manufacturing facility in Colorado. For our satellite antenna products, we outsource our assembly and testing to a third-party vendor.

Historically, we have relied upon a limited number of foundries to manufacture most of our semiconductor wafers for our IC products. We have contractual agreements with most, but not all, of these suppliers in which pricing is established based on volume, and in which price, volume and other terms are reset on a periodic basis through negotiations between the parties based on current market conditions. We source our IC packaging assembly from a limited number of established, international commercial vendors. We anticipate that we will continue to depend on a limited number of vendors for our wafer and packaging requirements.

Generally, raw materials utilized by us for our MCM and satellite antenna products are readily available from numerous sources. These vendors are competitive and we expect that, to the extent our volumes increase, we may be able to reduce costs by obtaining better volume pricing and delivery terms.

We currently outsource a portion of our manufacturing and testing function, and may increasingly do so where economically attractive.

GROSS PROFIT AND MARGIN OVERVIEW

Our gross profit and gross margin percent can be influenced by a number of factors, including, but not limited to:

1. Product Features

Historically, customers have been willing to pay a premium for new or different features or functionality. Therefore, increased sales of such products in a given period are likely to have a positive effect on our gross margin percent.

2. Product Type

In the markets in which we operate, IC products have historically yielded a higher gross margin percent than MCMs and our satellite antenna products. Therefore, increased sales of IC products in a given period are likely to have a positive effect on our gross margin percent. Conversely, increased sales of MCMs, and in particular satellite antenna products, in a given period are likely to have a negative effect on our gross margin percent.

3. Market

Our products are sold into a wide variety of markets and each of these markets has a pricing structure that is dictated by the economics of that particular market. Therefore, the gross margin percent on our products can vary by the markets into which they are sold. Increased sales into higher margin markets in a given period will have a positive effect on our gross margin percent, and increased sales into lower margin markets in a given period will generally have the opposite effect. This is particularly evident for our satellite antenna product, which is sold into the consumer products, or retail, market where gross margin percentages are generally lower than those in industrial markets.

4. Sales Channel

Historically, the gross margin percent on sales to our large OEM customers has been lower than the gross margin percent on sales through our distribution channel or sales to some of our smaller direct customers. This is primarily due to the bargaining power attendant to large OEM customers based on their higher product volumes. Therefore, increased sales to our large OEM customers in a given period may have a negative effect on our gross margin percent.

5. Level of Integration of the Product

We have seen a trend among our customers toward generally seeking more integrated products with enhanced functionality, which enables them to procure fewer products from fewer suppliers. These integrated products typically command a higher average selling price than our stand-alone components. However, the manufacturing costs of these integrated products are higher, which generally results in a lower gross margin percent on sales of our integrated products in comparison to our stand-alone components. Therefore, increased sales of our more integrated products in a given period will generally have a positive impact on our average selling prices and a negative effect on our gross margin percent.

6. The Efficiency and Effectiveness of Our Manufacturing Operations

Our gross margin percent is generally lower in periods with less volume and higher in periods with increased volume. In periods in which volumes produced internally are low, our fixed manufacturing overhead costs are allocated to fewer units, thereby negatively impacting our gross margin percent when those products are sold. Conversely, in periods in which volumes produced internally are high, our fixed manufacturing overhead costs are allocated to more units, thereby positively impacting gross margin percent when those products are sold.

7. Provision for Excess Inventories

As discussed in more detail in "Critical Accounting Policies and Estimates," our cost of revenues and gross margin percent may be negatively influenced by provisions for excess inventories and positively influenced by the sale of previously written-down inventory. These actions can have material impacts on cost of revenues, gross profit and gross margin percent.

We believe that each of the above factors will continue to affect our cost of revenues, gross profit and gross margin percentage for the foreseeable future. In addition, the interaction of the factors listed above could have a significant period-to-period effect on our cost of revenues, gross profit and gross margin percent.

OPERATING EXPENSE OVERVIEW

Research and development expenses consist primarily of salaries and salary-related expenses for personnel engaged in R&D activities, material costs for prototype and test units and other expenses related to the design, development and testing of our products and, to a lesser extent, fees paid to consultants and outside service providers. We expense all of our R&D costs as they are incurred. Our R&D costs can vary significantly from quarter to quarter depending on the timing and quantities of materials bought for prototype and test units. We believe one of our key competitive advantages is our ability to offer a broad range of highly engineered products designed to meet the needs of our customers. Our strategy is to continue to invest in R&D at levels appropriate for our overall operating plan in order to maintain our competitive advantage. From time to time, we will receive funding from our customers for nonrecurring engineering (NRE) expenses to help defray the cost of work performed at their request. We record NRE funding as a reduction to research and development expenses in the period that the customer agrees that the objective(s) established for payment of the NRE have been achieved.

We historically have performed our R&D activities in multiple, geographically dispersed locations in North America. We believe maintaining multiple R&D design centers allows us to attract key personnel we might not otherwise be able to hire. In addition, we believe that having standalone R&D centers allows the personnel there to better concentrate on their development tasks. We plan to continue our strategy of conducting our R&D activities in multiple locations.

Sales and marketing expenses consist primarily of salaries, commissions and salary-related expenses for personnel engaged in marketing, sales and application engineering functions, as well as costs associated with trade shows, promotional activities, advertising and public relations. We record as an expense commissions to our external, independent sales representatives when revenues from the associated sale are recognized. We record as an expense quarterly cash incentives to internal sales employees based on the achievement of targeted net revenue and sales-related goals.

We intend to invest in increasing the number of direct sales personnel and application engineers supporting our customers at levels appropriate for our overall operating plan. In particular, to support our customers, we have placed both sales personnel and application engineers in various time zones around the world. We believe that our direct sales force and application engineers provide us with a key competitive advantage in our markets. We intend to maintain our investment in sales and marketing functions in order to sustain our advantage in this area.

General and administrative expenses consist primarily of salaries and salary-related expenses for executive, finance, accounting, information technology and human resources personnel, as well as insurance and professional fees. We intend to invest in general and administrative expenses at levels appropriate for our overall operating plan.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies require the most significant judgments and estimates to be made in the preparation of our consolidated financial statements. We also have other policies that we consider key accounting policies, such as our policies for revenue recognition, in particular the deferral of revenue on sales to distributors, and the valuation of long-lived assets including acquisition-related intangible assets. However, we do not believe these policies currently meet the definition of critical accounting estimates, because they do not generally require us to make estimates or judgments that are difficult or subjective.

Non-Marketable Equity Securities: In 2002, we acquired 12.5 million shares of GCS, a privately held semiconductor foundry. The acquired shares represented 14% of the shares outstanding at the time. The investment strengthened our supply chain for InGaP semiconductor technologies. In connection with the investment, our President and CEO joined the seven-member GCS board of directors.

We regularly evaluate our investment in GCS to determine if an other-than-temporary decline in value has occurred. Factors that may cause an other-than-temporary decline in the value of our investment in GCS would include, but not be limited to, a degradation of the general business environment in which GCS operates, the failure of GCS to achieve certain performance milestones, a series of operating losses in excess of GCS' business plan, the inability of GCS to continue as a going concern or a reduced valuation as determined by a new financing event. Evaluating each of these factors involves a significant amount of judgment on management's part. If we determine that an other-than-temporary decline in value has occurred, we will write down our investment in GCS to fair value. Such a write-down could have a material adverse impact on our consolidated results of operations in the period in which it occurs. For example, in the fourth quarters of 2004 and 2002, we wrote down the value of our investment in GCS by $1.5 million and $2.9 million, respectively, after determining that GCS' value had experienced an other-than-temporary decline.

The ultimate realization of our investment in GCS will be dependent on the occurrence of a liquidity event for GCS, and/or our ability to sell our GCS shares, for which there is no public market. The likelihood of any of these events occurring will depend on, among other things, the market conditions surrounding the wireless communications industry and the related semiconductor foundry industry, as well as the public markets' receptivity to liquidity events such as initial public offerings or merger and acquisition activities.

Valuation of Goodwill: Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the fair value of the net identifiable tangible and intangible assets acquired. We perform an annual review in the third quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill is impaired. Our impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to that reporting unit.

Our fair value methodology consists of a forecasted discounted cash flow model and a market value model. The forecasted discounted cash flow model uses estimates of revenue for the business unit, based on estimates of market segment growth rates, estimated costs and an estimated appropriate discount rate. These estimates are based on historical data, various internal estimates, various external market sources of information, and management's expectations of future trends. Our market value model considers our market capitalization and market multiples of revenue for comparable companies in our industry, as determined by management. This information is derived from publicly available sources.

All of these estimates, including the selection of comparable publicly traded companies, involve a significant amount of judgment. If the fair value of the reporting unit exceeds the carrying value of the assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the assets assigned to the reporting unit exceeds the fair value of the reporting unit, the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded. Our expectations are that the most important factor in our estimation will be our ability to accurately forecast the demand for our products.

We conducted our annual goodwill impairment analysis in the third quarter of 2005. The estimates that we used assumed that the reporting units would participate in a gradually improving market for radio frequency components in the commercial communications and A&D equipment markets, that our share of those markets would increase, and the profitability of the reporting units would increase over time. We concluded that we did not have any impairment of goodwill based on our forecasted discounted cash flows, our market capitalization and market multiples of revenue of comparable companies in our industry.

Excess and Obsolete Inventories: Our provision for excess inventories is based on levels of inventory exceeding the forecasted demand of such products within specific time horizons. We forecast demand for specific products based on the number of products we expect to sell, with such assumptions dependent on our assessment of market conditions and current and expected orders from our customers, considering that orders are subject to cancellation with limited advance notice prior to shipment. If forecasted demand decreases or if inventory levels increase disproportionately to forecasted demand, inventory write-downs may be required. Likewise, if we ultimately sell inventories that were previously written-down, we would reduce the previously recorded excess inventory provisions which would have a positive impact on our cost of revenues, gross margin percent and operating results.

We recorded a provision for excess inventories of $7.8 million in 2001. We subsequently began selling some of these written-down inventory products. In 2005, we sold previously written-down inventory products with an original cost basis of approximately $259,000. As the cost basis for written-down inventories is less than the original cost basis when such products are sold, cost of revenues associated with the sale will be lower, which results in a higher gross margin on that sale. Sales of previously written-down inventories had a positive impact on our gross margin in 2005 of less than one percentage point.

The following table illustrates the impact on cost of revenues of additions to written-down inventories and sales of previously written-down inventory products for historical Sirenza Amplifier division products and also provides a schedule of the activity of Sirenza's written-down inventories (in thousands):

YEAR ENDED DECEMBER 31,	Additions to Written-Down Inventories Charged to Cost of Revenues	Sales of Written-Down Inventories with No Associated Cost of Revenues	Disposition of Written-Down Inventories Via Scrap and Other	Written-Down Inventories at End of Period
2005	**$—**	**$ (259)**	**$(145)**	**$2,652**
2004	$—	$ (722)	$(329)	$3,056
2003	$—	$(1,408)	$(320)	$4,107

The single largest factor affecting the accuracy of our provisions for excess inventories will be the accuracy of our end customers' forecasts. Affecting these forecasts will be demand for RF communications components in our market segments. Also impacting it will be the speed at which our products are designed in or out of our customers' products.

We will ultimately dispose of written-down inventories by either selling such products or scrapping them. We currently expect sales of written-down inventory products in 2006 to be approximately equivalent to or lower than in 2005. Similarly, we anticipate that we will scrap additional written-down inventories in the near term.

Deferred Tax Assets: We perform quarterly and annual assessments of the realization of our deferred tax assets considering all available evidence, both positive and negative. Assessments of the realization of deferred tax assets require that management make significant judgments about many factors, including the amount and likelihood of future taxable income. As a result of these assessments, we previously concluded that it was more likely than not that our deferred tax assets would not be realized and have established a full valuation allowance against our deferred tax assets. The valuation allowance established in 2001 was recorded as a result of our analysis of the facts and circumstances at that time, which led us to conclude that we could no longer forecast future U.S. taxable income under the more likely than not standard required by SFAS No. 109, "Accounting for Income Taxes."

We continue to evaluate the need for a valuation allowance. To the extent we continue to generate taxable income in 2006 and if our projections indicate that we are likely to generate sufficient future taxable income, we may determine that some, or all, of our deferred tax assets will more likely than not be realized, in which case we will reduce our valuation allowance in the quarter in which such determination is made. In the quarter in which the valuation allowance is reduced, we would recognize a benefit from income taxes on our income statement.

RESULTS OF OPERATIONS

The following table shows selected consolidated statement of operations data expressed as a percentage of net revenues for the periods indicated:

	YEARS ENDED DECEMBER 31,		
	2005	2004	2003
Net revenues	**100.0%**	100.0%	100.0%
Cost of revenues:			
Cost of product revenues	**55.3%**	51.2%	55.2%
Amortization of deferred stock compensation	**0.0%**	0.0%	0.2%
Total cost of revenues	**55.3%**	51.2%	55.4%
Gross profit	**44.7%**	48.8%	44.6%
Operating expenses:			
Research and development (exclusive of amortization of deferred stock compensation)	**15.7%**	14.7%	22.4%
Sales and marketing (exclusive of amortization of deferred stock compensation)	**11.5%**	12.7%	16.5%
General and administrative (exclusive of amortization of deferred stock compensation)	**12.6%**	12.7%	17.4%
Amortization of deferred stock compensation	**0.0%**	0.0%	1.4%
Acquired in-process research and development	**0.0%**	3.6%	0.0%
Amortization of acquisition-related intangible assets	**2.9%**	2.5%	3.2%
Restructuring	**0.1%**	(0.2)%	1.1%
Impairment of investment in GCS	**0.0%**	2.5%	0.0%
Total operating expenses	**42.8%**	48.5%	62.0%
Income (loss) from operations	**1.9%**	0.3%	(17.4)%
Interest and other income (expense), net	**0.3%**	0.4%	1.0%
Provision for (benefit from) income taxes	**0.0%**	0.2%	(0.3)%
Net income (loss)	**2.2%**	0.5%	(16.1)%

COMPARISONS OF 2005 TO 2004 AND 2004 TO 2003

Net Revenues

The following table sets forth information pertaining to our channel and geographic net revenue composition expressed as a percentage of net revenues for the periods indicated:

	YEARS ENDED DECEMBER 31,		
	2005	2004	2003
Direct(1)	**90.0%**	87.0%	75.0%
Distribution(2)	**10.0%**	13.0%	25.0%
Total	**100.0%**	100.0%	100.0%
United States	**25.0%**	24.0%	40.0%
Asia	**54.0%**	44.0%	26.0%
Europe	**17.0%**	28.0%	30.0%
Other	**4.0%**	4.0%	4.0%
Total	**100.0%**	100.0%	100.0%

(1) Net revenues from sales to Avnet and Acal in which rights of return and price adjustment programs are not applicable are included in net revenues attributable to our direct channel.

(2) Net revenues from sales to Avnet and Acal under distribution arrangements in which rights of return and price adjustment programs are applicable are included in net revenues attributable to our distribution channel.

Net revenues increased to $64.2 million in 2005 from $61.3 million in 2004. The increase was primarily attributable to a substantial increase in shipments of our broadband and satellite antenna products, which we obtained as part of our acquisition of ISG in December 2004. Partially offsetting this increase was a decline in market share at some of our large OEM customers, as well as a reduction in average selling prices to our wireless infrastructure OEM customers in 2005 compared to 2004 as a result of our OEMs negotiating lower prices for 2005 and transitioning to lower priced SiGe products from higher priced GaAs products. The reduction in average selling prices primarily impacted our Amplifier and Signal Source divisions.

Sales into Asia increased in absolute dollars and as a percentage of net revenues in 2005 compared to 2004 primarily as a result of our OEMs increasingly outsourcing their manufacturing to contract manufacturers, primarily in China. Also contributing to the percentage increase in sales to Asia was an increase in sales to Chinese OEM customers as a result of our continued focus in the Asia region and an increase in shipments to Asian CMs of our broadband and satellite antenna products, which we obtained as part of our acquisition of ISG in December 2004. Sales into Europe decreased in absolute dollars and as a percentage of net revenues in 2005 compared to 2004 as a result of the continued outsourcing of our OEM customers to their contract manufacturers.

The decrease in distribution net revenues on a percentage basis in 2005 compared to 2004 was primarily attributable to our addition in 2005 of significant revenues from direct sales of our broadband and satellite radio antenna products.

Net revenues increased to $61.3 million in 2004 from $38.5 million in 2003. This increase was primarily the result of a full year of sales of the products obtained in the acquisition of Vari-L, which closed on May 5, 2003. Net revenues attributable to our Signal Source and A&D divisions, which consist primarily of products acquired in the Vari-L acquisition, totaled $32.5 million in 2004 compared to $14.8 million in 2003. The increased signal source product sales also were primary contributors to the net revenue increases in Asia and through our direct sales channel. Although sales to Europe decreased as a percentage of net revenues in 2004 compared to 2003, net revenues increased in absolute dollars, largely as a result of the increase in signal source product sales.

In addition to the increase in sales attributable to our signal source and A&D products, sales of our Amplifier division products increased to $28.8 million in 2004 from $23.7 million in 2003. These increases in sales were attributable to a strengthening of customers' end markets, increased market share and penetration of new market segments.

The decrease in distribution net revenues in 2004 compared to 2003 was primarily attributable to our increased focus on large OEM customers, many of whom prefer to have direct relationships with their suppliers, including us. In addition, in 2004, we began promoting the sales of our products to Asia through one of our resellers instead of through our distribution partners.

Cost of Revenues

Cost of revenues increased to $35.5 million in 2005 from $31.4 million in 2004 primarily as a result of a higher proportion of our net revenues being attributable to our broadband and satellite antenna products, which typically carry a higher cost-of-sales percentage than our wireless infrastructure products. Partially offsetting this increase were lower costs attributable to volume-related factory efficiencies and the automation of certain of our testing operations in late 2004 and the transition to SiGe products, which in addition to having lower average selling prices, also have lower costs. In addition, in 2005, we sold previously written-down inventory products of approximately $259,000 compared to $722,000 in 2004. Operations personnel decreased to 125 at December 31, 2005 from 155 at December 31, 2004, partially driven by our manufacturing facility automation efforts.

Cost of revenues increased to $31.4 million in 2004 from $21.3 million in 2003 primarily as a result of additional costs associated with increased sales of our signal source and A&D products following our acquisition of Vari-L. Cost of revenues attributable to our signal source and A&D products totaled $18.5 million in 2004 compared to $9.5 million in 2003. Cost of sales within the Amplifier division increased primarily as a result of power amplifier module products, which grew to $1.9 million in 2004 compared to $714,000 in 2003. In addition, in 2004, we sold previously written-down inventory products of approximately $722,000 compared to $1.4 million in 2003.

Gross Profit and Gross Margin

Gross profit decreased to $28.7 million in 2005 from $29.9 million in 2004. Gross margin decreased to 45% in 2005 from 49% in 2004. The decrease in gross profit and gross margin were primarily attributable to the mix of products sold in 2005 compared to 2004, as described above. The gross margin on sales of our broadband and satellite antenna products are typically lower than the gross margin on sales of our amplifier IC-based products and our Signal Source and A&D division products, and sales of our broadband and satellite antenna products represented more than 10% of our total net revenues in 2005 while representing only an insignificant amount of our net revenues in 2004. Other contributory factors to the decrease in gross margin in 2005 compared to 2004 were lower average selling prices, primarily on sales to our wireless infrastructure OEM customers, which is a trend that may continue in 2006. Additionally, in 2005, we experienced lower sales of previously written-down inventories compared to 2004. Sales of previously written-down inventories resulted in less than a one percentage point improvement in our gross margin in 2005 compared to approximately a one percentage point improvement in our gross margin in 2004.

Gross profit increased to $29.9 million in 2004 from $17.2 million in 2003. The increase in gross profit was primarily attributable to additional sales of our signal source and A&D products following the acquisition of Vari-L as discussed above. In addition, we incurred relocation and related expenses in 2003 to move operations personnel and the Sunnyvale and Tempe manufacturing facilities to Broomfield, Colorado, which did not occur in 2004. Gross margin increased to 49% in 2004 from 45% in 2003. The increase in gross margin was primarily attributable to the achievement of operational cost synergies as a result of the consolidation of our manufacturing facilities in Broomfield, Colorado, subsequent to the Vari-L transaction, as well as volume-related factory efficiencies and the automation of certain of our testing operations. Finally, we had a product mix in 2004 that had higher gross margins than in 2003. Partially offsetting the increase in gross margin were fewer sales of previously written-down inventories in 2004 compared to 2003. Sales of previously written-down inventories resulted in approximately a one percentage point improvement in our gross margin in 2004 compared to approximately a four percentage point improvement in our gross margin in 2003.

Operating Expenses

Research and Development. Research and development expenses increased to $10.1 million in 2005 from $9.0 million in 2004. This increase was primarily attributable to costs of additional personnel engaged in research and development activities subsequent to the acquisition of ISG. A full year of such costs are included in our 2005 results, while only a few weeks of such costs are present in our 2004 results due to the timing

Provision for (Benefit from) Income Taxes

We recorded a tax benefit in 2005 of $6,000. The income tax benefit represents income taxes on the earnings of certain foreign subsidiaries reduced by the reversal of previously provided federal and state minimum taxes accrued in prior periods no longer needed. The difference between the provision for income taxes that would be derived by applying the statutory rate to our income before income taxes and the provision actually recorded is due primarily to the impact of state and foreign taxes including other miscellaneous non-deductible items offset by the utilization of federal net operating losses and previously provided income taxes no longer needed.

We recorded a $135,000 tax provision in 2004. The income tax provision represents federal and state minimum taxes and income taxes on the earnings of certain foreign subsidiaries. The difference between the provision for income taxes that would be derived by applying the statutory rate to our income before income taxes and the provision actually recorded is due primarily to the impact of state and foreign taxes including other miscellaneous non-deductible items offset by the utilization of federal net operating losses.

We recorded a $125,000 benefit from income taxes in 2003. The income tax benefit resulted from a reversal of $139,000 of previously accrued Canadian income taxes in the fourth quarter of fiscal 2003 in connection with the closeout of prior year Canadian income tax audits and the evaluation by management of future Canadian income tax reserve requirements. The difference between the benefit from income taxes that would be derived by applying the statutory rate to our loss before income taxes and the benefit actually recorded is due primarily to an increase in our valuation allowance for deferred tax assets, nondeductible amortization of stock based compensation and the net effect of the foreign income taxes incurred in taxable jurisdictions in which we operated offset by the reversal of previously accrued Canadian income taxes.

As of December 31, 2005, we had deferred tax assets of approximately $37.7 million. We have evaluated the need for a valuation allowance for the deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". As of December 31, 2005, we had no ability to realize our deferred tax assets through carrybacks or available tax planning strategies. Additionally, based on cumulative pre-tax losses we have sustained in the three years ended December 31, 2005 and the current economic uncertainty in our industry that limits our ability to generate verifiable forecasts of future domestic taxable income, a valuation allowance in an amount equal to our net deferred tax assets was recorded as of December 31, 2005. The valuation allowance increased by approximately $1.1 million in 2005, decreased by approximately $4.7 million in 2004 and increased by $4.9 million in 2003.

Approximately $5.7 million of the valuation allowance is attributable to acquisition-related items, if and to the extent realized in future periods, will first reduce the carrying value of goodwill, next reduce the carrying value of other long-lived intangible assets of our acquired subsidiary and lastly reduce income tax expense. The valuation allowance also includes approximately $15.6 million of a tax benefit associated with stock option deductions. This amount will be credited to paid-in capital when and if the benefit is realized.

As of December 31, 2005, the Company has net operating loss carryforwards for federal income tax purposes of approximately $69.8 million, which expire beginning in 2019. The Company also has state net operating loss carryforwards of approximately $17.9 million, which expire beginning in 2006. The Company also has federal and California research and development tax credits of $1.3 million and $729,000. The federal research credits will begin to expire in 2011 and the California research credits have no expiration date.

Utilization of the net operating loss carryforwards and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards and tax credit carryforwards before utilization. As of December 31, 2005, the Company has reviewed the impact of these rules to the utilization of its net operating loss and tax credit carryforwards and currently has the ability to use these carryforwards without limitation. The Company's ability to use these carryforwards without limitation in the future is subject to change based on the application of these rules in the Internal Revenue Code.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through the private sale in 1999 of mandatorily redeemable convertible preferred stock (which was subsequently converted to common stock) and from the net proceeds received upon completion of our initial public offering in May 2000. As of December 31, 2005, we had cash and cash equivalents of $11.3 million and short-term investments of $7.0 million. As of December 31, 2005, our working capital approximated $29.0 million. In addition, we had $800,000 of restricted cash as of December 31, 2005. As of December 31, 2005, we did not have any short-term or long-term debt.

Net Cash Used in, Provided by Operating Activities

Operating activities provided cash of $7.3 million in 2005, $4.9 million in 2004 and used cash of $6.5 million in 2003. In 2005, the primary sources of cash were net income, as adjusted for non-cash charges for depreciation and amortization and an increase in accounts payable. Uses of cash in 2005 were increases in accounts receivable and inventories and decreases in accrued restructuring.

Our accounts receivable were $888,000 higher at the end of 2005 compared to the end of 2004. The increase in accounts receivable was primarily attributable to the increase in sales in the fourth quarter of 2005 to $19.5 million from $15.1 million in the fourth quarter of 2004.

Our days sales outstanding decreased to 55 days in the fourth quarter of 2005 from 66 days in the fourth quarter of 2004. Our DSO's were positively impacted by collecting a significant amount of the accounts receivable related to the acquisition of ISG and more linear shipments in the fourth quarter of 2005.

Inventories increased to $9.0 million at December 31, 2005 from $8.5 million at December 31, 2004. The increase was primarily attributable to a build in inventory in order to support our increased level of sales as we exited 2005 and based upon our projected first quarter of 2006 shipments.

Our inventory turns increased to 4.8 in the fourth quarter of 2005 from 3.6 in the fourth quarter of 2004. The increase in inventory turns was primarily attributable to an increase in demand for our products and a reduction in inventory acquired from ISG at the end of 2004.

Accounts payable increased to $5.0 million at December 31, 2005 from $3.1 million at December 31, 2004. The increase in accounts payable in 2005 was primarily attributable to an increase in purchasing activity related to builds of broadband and satellite antenna products.

Accrued restructuring decreased to $53,000 at December 31, 2005 from $518,000 at December 31, 2004. Accrued restructuring decreased by $516,000 due to severance payments made to terminated employees and lease commitment payments, adjustments made to our restructuring liability of $38,000, which were partially offset by an $89,000 increase to our restructuring liability in the third quarter of 2005. The $53,000 of remaining accrued restructuring is recorded on our consolidated balance sheet in "Accrued compensation and other expenses."

Net cash used in investing activities totaled $327,000 in 2005 and $11.5 million in 2004, and net cash provided by investing activities totaled $481,000 in 2003. The use of cash in investing activities in 2005 was for purchases of capital equipment ($1.3 million), partially offset by sales of available-for-sale securities, net. The primary use of cash in investing activities in 2004 was for the purchase of ISG ($6.7 million), purchases of capital equipment ($2.8 million) and the purchase of available-for-sale securities, net ($2.0 million).

As a result of our acquisition of ISG at the end of 2004, additional cash consideration of up to $7,150,000 may become due and payable for the achievement of margin contribution objectives attributable to sales of selected products for periods through December 31, 2007. The first installment of any such payments would be due in 2006 if earned, and would be a maximum amount of $1.15 million. Additional payments of up to $3.0 million each may be paid in 2007 and 2008. As discussed in Note 8: "Contingencies" in our Notes to of the acquisition. Salaries and salary related expenses increased by approximately $846,000 in 2005 compared to 2004 primarily due to the acquisition of ISG. Other contributory factors included additional costs associated with software maintenance, which added costs of approximately $335,000, engineering material purchases, which added costs of approximately $145,000, and higher facility costs. This increase was partially offset by lower costs associated with depreciation, which decreased costs by approximately $210,000, as a result of certain property and equipment used in research and development activities becoming fully depreciated in 2005.

Research and development expenses increased to $9.0 million in 2004 from $8.6 million in 2003. This increase was primarily attributable to a full year of costs of additional personnel and facilities relating to research and development activities for our signal source and A&D products, subsequent to the acquisition to Vari-L. Other contributory factors included additional costs associated with software maintenance and equipment calibration, partially offset by a reduction in costs associated with engineering material purchases. Facility and related costs for research and development increased by approximately $305,000, and salaries and salary related expenses increased by approximately $93,000 in 2004 compared to 2003.

Research and development personnel decreased to 60 at December 31, 2005 from 65 at December 31, 2004, however, 13 R&D employees were added in December of 2004 as a result of the acquisition of ISG.

Sales and Marketing. Sales and marketing expenses decreased to $7.4 million in 2005 from $7.8 million in 2004. This decrease was primarily attributable to lower costs associated with depreciation, which decreased by approximately $116,000, and lower facility costs, which decreased by approximately $99,000. Other contributory factors included lower salaries and salary related expenses, which decreased by approximately $71,000 in 2005 compared to 2004, reduced costs associated with external commissions due to a lower commission rate structure, which decreased by approximately $30,000, and lower sales and marketing material purchases, which decreased by approximately $29,000.

Sales and marketing expenses increased to $7.8 million in 2004 from $6.4 million in 2003. This increase was primarily attributable to the costs of additional personnel, services, external commissions and facilities relating to the expansion of our sales and marketing functions after the acquisition of Vari-L. Other contributory factors included additional costs associated with product samples. Salaries and salary-related expenses increased by approximately $724,000 and external commissions increased by approximately $283,000 in 2004 compared to 2003. Additionally, travel costs increased by approximately $163,000 and facility and related costs increased by approximately $146,000 in 2004 compared to 2003.

Sales and marketing and applications engineering personnel decreased to 37 at December 31, 2005 from 38 at December 31, 2004.

General and Administrative. General and administrative expenses increased to $8.1 million in 2005 from $7.8 million in 2004. This increase was primarily attributable to costs associated with abandoned merger and acquisition and equity financing activities, which increased by approximately $358,000, and an increase in salaries and salary related expenses of approximately $212,000. These increases were partially offset by lower professional fees (i.e., legal, accounting and Section 404 Sarbanes-Oxley Act) of $159,000 and reduced Directors and Officers insurance premiums of approximately $139,000. General and administrative personnel decreased to 30 at December 31, 2005 from 34 at December 31, 2004.

General and administrative expenses increased to $7.8 million in 2004 from $6.7 million in 2003. This increase was primarily attributable to a full year of costs of additional personnel, services and facilities following the acquisition of Vari-L. Salaries and salary related expenses increased by approximately $521,000 in 2004 over 2003, including $191,000 of compensation expense related to employee equity awards. Professional fees (i.e., legal, accounting, financial printing, Section 404 Sarbanes-Oxley Act implementation, D&O insurance) increased by approximately $217,000. Also, general and administrative facility and related costs increased by approximately $162,000. In addition, expenses related to information-technology equipment and the outfitting of our new offices in Broomfield, Colorado increased by approximately $113,000 in 2004 compared to 2003.

Amortization of Deferred Stock Compensation. During the years ended December 31, 2005, 2004 and 2003 we recorded amortization of $0, $3,000 and $631,000, respectively, of deferred stock compensation. The deferred stock compensation was fully amortized in the first quarter of 2004.

In-Process Research and Development (IPR&D). In the fourth quarter of 2004, we recorded IPR&D charges of $2.2 million in connection with the acquisition of ISG. Projects that qualify as IPR&D are those that have not yet reached technological feasibility and for which no alternative future use exists.

Amortization of Acquisition-Related Intangible Assets

We recorded amortization of $1.8 million in 2005, $1.5 million in 2004 and $1.2 million in 2003 related to our acquired intangible assets.

See our disclosure under Note 3: "Amortizable Acquisition-Related Intangible Assets" in our Notes to Consolidated Financial Statements set forth below for more information pertaining to the amortization of acquisition-related intangible assets.

Restructuring. In 2005, the Company recorded $56,000 to restructuring, which related to exiting of one of the Company's facilities, partially offset by proceeds received from subleasing a portion of one of the Company's previously exited facilities. All of the activities related to the Company's prior restructurings have been completed, with the exception of $53,000 of cash expenditures related to a noncancelable lease commitment that is expected to be paid over the respective lease term, which ends in the first half of 2006. The $53,000 of remaining accrued restructuring is recorded on our consolidated balance sheet in "Accrued compensation and other expenses."

In the third quarter of 2004, we entered into a sublease for a portion of one of our exited facilities. At that time we expected to receive net proceeds of $98,000 from our sublessee over the remaining term of the lease, which expires in June 2006. Accordingly, we reduced our accrued restructuring liability in the third quarter of 2004 by $98,000. This restructuring liability adjustment was recorded through the same statement of operations line item that was used when the liability was initially recorded, or "Restructuring."

In the second quarter of 2003, as a result of the acquisition of Vari-L, the resulting new focus of Sirenza and a new management structure, we incurred a restructuring charge of $1.0 million, primarily related to a workforce reduction and costs of exiting excess facilities. This restructuring plan was approved by management with the appropriate level of authority.

As part of the same process that led to the restructuring, we decided to reoccupy a facility in Sunnyvale, California, the costs of which had been included in our 2001 restructuring. We determined that $596,000 of our 2001 restructuring liability accrual was no longer necessary as of June 30, 2003. We adjusted our restructuring liability accordingly. The net restructuring charge in 2003 totaled $434,000.

Impairment of investment in GCS. In the fourth quarter of 2004 we concluded that there were indicators of an other than temporary impairment of our investment in GCS and wrote down the value of our investment in GCS by $1.5 million. See our "Critical Accounting Policies and Estimates" section of this MD&A and our Notes to Consolidated Financial Statements for more information pertaining to our investment in GCS.

Interest and Other Income (Expense), Net

Interest and other income (expense), net, includes income from our cash and available-for-sale securities, interest expense from capital lease financing obligations and other miscellaneous items. We had net interest and other income of $196,000 in 2005, $229,000 in 2004 and $383,000 in 2003. The decrease in interest and other income, net in 2005 compared to 2004 is primarily the result of the Company settling a legal dispute, which resulted in settlement and related costs of approximately $202,000. The decrease in net interest and other income in 2004 compared to 2003 was primarily attributable to a reduction in our cash and available-for-sale securities.

Consolidated Financial Statements set forth below, at December 31, 2005 we determined it to be probable that the full earn-out of $1.15 million related to the year ended December 31, 2005 would be paid in 2006. Accordingly, we accrued for the expected payment of the earn-out on our consolidated balance sheet in "Accrued compensation and other expenses" and correspondingly increased goodwill by $1.15 million.

In 2003, we used cash of approximately $7.6 million related to our acquisition of Vari-L.

The capital expenditures of $1.3 million in 2005 referred to above primarily related to additional automation equipment for our Broomfield, Colorado manufacturing facility and mask set purchases related to the production releases of a number of new products in 2005. The capital expenditures of $2.8 million in 2004 were primarily related to capital expenditures factory automation equipment for the plant in Broomfield. We expect that our capital expenditures for 2006 will increase from 2005 as we continue to invest in manufacturing equipment and production mask sets.

Cash provided by financing activities totaled $1.8 million for 2005 compared to $1.6 million in 2004 and $624,000 in 2003. The major financing inflow of cash in all three years was related to proceeds from employee stock plans. The major financing use of cash in all three years was for principal payments on capital lease obligations. As of December 31, 2005, we did not have any capital lease obligations. We expect cash provided by employee stock plans in 2006 to be higher than 2005 however, this number can vary widely depending on the price of our stock and the cash needs of our employees.

Our acquisition of PDI closed in the second quarter of 2006. We paid $14.0 million in cash to the PDI shareholders at closing, and also issued them promissory notes with an aggregate principal amount of $6.0 million, bearing 5% simple interest per annum paid monthly and maturing in one year. We paid these amounts from our current cash and investments. The PDI acquisition significantly reduced our cash and investments in the second quarter of 2006 and will reduce our cash and investments in the quarter in which the notes are repaid.

Based on current macro-economic conditions and conditions in the commercial communications, consumer and A&D equipment markets, the current company structure and the acquisition of PDI and our current outlook for 2006, we expect that we will be able to fund our working capital and capital expenditure needs from the cash generated from operating and financing activities for at least the next 12 months. Other sources of liquidity that may be available to us are the leasing of capital equipment, a line of credit at a commercial bank, or the sale of our securities. The issuance of any additional shares would result in dilution to our existing stockholders. If we draw on the other sources of liquidity and capital resources noted above to grow our business, execute our operating plans, or acquire complementary technologies or businesses, it could result in increased expense and lower profitability.

CONTRACTUAL OBLIGATIONS

As of December 31, 2005, our contractual obligations, including payments due by period, were as follows (in thousands):

	Payments Due by Period				
	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Operating lease commitments	$1,969	$1,095	$874	$—	$—
Additional cash consideration related to the acquisition of ISG Broadband, Inc.	$1,150	$1,150	$ —	$—	$—
Unconditional purchase obligations	$ 617	$ 617	$ —	$—	$—
Total[1]	$3,736	$2,862	$874	$—	$—

(1) Total does not include certain purchase obligations as discussed in the three paragraphs immediately below.

Purchase commitments are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders. We include in purchase commitments contractual obligations we have with our vendors who supply us with our wafer requirements for IC-based products. Because the wafers we purchase are unique to these suppliers and involve significant expense, our agreements with these suppliers prohibit cancellation subsequent to the production release of the products in our suppliers' manufacturing facilities, regardless of whether our end customers cancel orders with us or our requirements are reduced. Purchase orders or contracts for the purchase of raw materials, other than wafer requirements for IC-based products, and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current manufacturing needs and are generally fulfilled by our vendors within short time horizons. Except for wafers for our IC-based products, we do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months.

The total indicated in the table above does not include $14.0 million in cash and $6.0 million in promissory notes issued to shareholders of PDI pursuant to our acquisition of PDI in the second quarter of 2006. It also does not include any earn-out payments related to our 2004 acquisition of ISG that may subsequently become payable in 2007 and 2008 if contractually earned.

We expect to fund these commitments with cash and cash equivalents and short-term investments on hand, cash flows from operations and cash flows from financing activities. The expected timing of payments of the obligations discussed above is based upon current information. Timing and actual amounts paid may be different depending on the time of receipt of goods, changes to agreed-upon amounts for some obligations and the closing of the transaction with PDI.

OFF-BALANCE-SHEET ARRANGEMENTS

As of December 31, 2005, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R). SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. SFAS No. 123(R) allows for either modified prospective recognition of compensation expense or modified retrospective recognition. In the first quarter of 2006, the Company began to apply the modified prospective recognition method and implemented the provisions of SFAS No. 123(R). The modified prospective method requires that compensation expense be recorded for all unvested stock options commencing January 1, 2006. We are currently evaluating the requirements of SFAS 123(R) and expect that the adoption of SFAS 123(R) will significantly reduce our net income and earnings per share in future periods.

Although 75% of our sales were to non-U.S. based customers and distributors in 2005, all sales continue to be denominated in U.S. dollars. As a result, we have not had any material exposure to factors such as changes in foreign currency exchange rates. We expect sales into foreign markets to continue at current levels or increase in future periods, particularly in Europe and Asia. Because Sirenza's sales are denominated in U.S. dollars, a strengthening of the U.S. dollar could make its products less competitive in foreign markets. Alternatively, if the U.S. dollar were to weaken, it would make our products more competitive in foreign markets, but could result in higher prices from our foreign vendors.

At December 31, 2005, our cash and cash equivalents consisted primarily of bank deposits, federal agency and related securities and money market funds issued or managed by large financial institutions in the United States. We did not hold any derivative financial instruments. Our interest income is sensitive to changes in the general level of interest rates. In this regard, changes in interest rates can affect the interest earned on our cash equivalents and available-for-sale investments. For example, assuming that our cash and available-for-sale investments balance at December 31, 2005 remains unchanged, a one percent increase or decrease in interest rates would increase or decrease Sirenza's annual interest income by approximately $182,000.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm which also audited the Company's consolidated financial statements included in our Annual Report on Form 10-K. Ernst & Young LLP's attestation report on management's assessment of the Company's internal control over financial reporting is included on page 34 of this Annual Report.

The Board of Directors and Stockholders of
Sirenza Microdevices, Inc.

We have audited the accompanying consolidated balance sheets of Sirenza Microdevices, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sirenza Microdevices, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sirenza Microdevices, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2006, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Denver, Colorado
March 13, 2006

The Board of Directors and Stockholders of
Sirenza Microdevices, Inc.

We have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting, that Sirenza Microdevices, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sirenza Microdevices, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Sirenza Microdevices, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Sirenza Microdevices, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sirenza Microdevices, Inc. as of December 31, 2005, and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005, and our report dated March 13, 2006, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Denver, CO
March 13, 2006

(in thousands, except share and per share data)	DECEMBER 31, 2005	DECEMBER 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 11,266**	$ 2,440
Short-term investments	**6,979**	8,000
Accounts receivable, net	**11,856**	10,968
Inventories	**8,961**	8,496
Other current assets	**1,338**	674
Total current assets	**40,400**	30,578
Property and equipment, net	**6,013**	8,273
Investment in GCS	**3,065**	3,065
Other non-current assets	**1,515**	1,426
Acquisition-related intangibles, net	**5,083**	6,921
Goodwill	**6,413**	5,631
Total assets	**$ 62,489**	$ 55,894
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 4,999**	$ 3,136
Accrued compensation and other expenses	**4,822**	3,558
Accrued acquisition costs	**586**	779
Deferred margin on distributor inventory	**950**	1,069
Capital lease obligations, current portion	**—**	56
Total current liabilities	**11,357**	8,598
Other long-term liabilities	**391**	18
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value:		
Authorized shares—5,000,000 at December 31, 2005 and 2004		
Issued and outstanding shares—none at December 31, 2005 and 2004	**—**	—
Common stock, $0.001 par value:		
Authorized shares—200,000,000 at December 31, 2005 and 2004		
Issued and outstanding shares—36,551,690 and 35,400,456 at December 31, 2005 and 2004	**37**	35
Additional paid-in capital	**138,660**	136,579
Treasury stock, at cost	**(165)**	(165)
Accumulated other comprehensive loss	**(65)**	(53)
Accumulated deficit	**(87,726)**	(89,118)
Total stockholders' equity	**50,741**	47,278
Total liabilities and stockholders' equity	**$ 62,489**	$ 55,894

See accompanying notes.

	YEARS ENDED DECEMBER 31,		
(in thousands, except per share data)	**2005**	2004	2003
Net revenues	**$64,178**	$61,256	$38,510
Cost of revenues:			
Cost of product revenues	**35,522**	31,375	21,246
Amortization of deferred stock compensation	**—**	—	90
Total cost of revenues	**35,522**	31,375	21,336
Gross profit	**28,656**	29,881	17,174
Operating expenses:			
Research and development (exclusive of amortization of deferred stock compensation of $0, $2 and $64 for the years ended December 31, 2005, 2004 and 2003, respectively)	**10,104**	8,963	8,611
Sales and marketing (exclusive of amortization of deferred stock compensation of $0, $1 and $173 for the years ended December 31, 2005, 2004 and 2003, respectively)	**7,372**	7,779	6,365
General and administrative (exclusive of amortization of deferred stock compensation of $0, $0 and $304 for the years ended December 31, 2005, 2004 and 2003, respectively)	**8,096**	7,795	6,696
Amortization of deferred stock compensation	**—**	3	541
Acquired in-process research and development	**—**	2,180	—
Amortization of acquisition-related intangible assets	**1,838**	1,538	1,213
Restructuring	**56**	(98)	434
Impairment of investment in GCS	**—**	1,535	—
Total operating expenses	**27,466**	29,695	23,860
Income (loss) from operations	**1,190**	186	(6,686)
Interest expense	**4**	14	39
Interest and other income (expense), net	**200**	243	422
Income (loss) before income taxes	**1,386**	415	(6,303)
Provision for (benefit from) income taxes	**(6)**	135	(125)
Net income (loss)	**$ 1,392**	$ 280	$ (6,178)
Basic net income (loss) per share	**$ 0.04**	$ 0.01	$ (0.19)
Diluted net income (loss) per share	**$ 0.04**	$ 0.01	$ (0.19)
Shares used to compute basic net income (loss) per share	**35,828**	34,593	32,383
Shares used to compute diluted net income (loss) per share	**37,803**	37,448	32,383

See accompanying notes.

(in thousands, except share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deferred Stock Compensation	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at December 31, 2002	30,006,632	$30	$128,939	$(772)	$ —	$(83,220)	$44,977
Forfeiture of deferred stock compensation	—	—	(138)	138	—	—	—
Amortization of deferred stock compensation	—	—	—	631	—	—	631
Common stock issued under employee stock plans	848,937	1	1,110	—	—	—	1,111
Shares issued in connection with acquisition	3,254,657	3	4,629	—	—	—	4,632
Net loss and comprehensive net loss	—	—	—	—	—	(6,178)	(6,178)
Balance at December 31, 2003	34,110,226	34	134,540	(3)	—	(89,398)	45,173
Components of comprehensive income:							
Net income	—	—	—	—	—	280	280
Change in unrealized loss on available-for-sale investments, net of tax	—	—	—	—	(53)	—	(53)
Total comprehensive income							227
Amortization of deferred stock compensation	—	—	—	3	—	—	3
Common stock issued under employee stock plans	1,290,230	1	1,683	—	—	—	1,684
Compensation expense related to employee equity awards	—	—	191	—	—	—	191
Balance at December 31, 2004	35,400,456	35	136,414	—	(53)	(89,118)	47,278
Components of comprehensive income:							
Net income	—	—	—	—	—	1,392	1,392
Change in unrealized loss on available-for-sale investments, net of tax	—	—	—	—	(12)	—	(12)
Total comprehensive income							1,380
Common stock issued under employee stock plans, net of tax benefit of $22	1,151,234	2	1,895	—	—	—	1,897
Compensation expense related to employee equity awards	—	—	186	—	—	—	186
Balance at December 31, 2005	**36,551,690**	**$37**	**$138,495**	**$ —**	**$(65)**	**$(87,726)**	**$50,741**

See accompanying notes.

(in thousands)	YEARS ENDED DECEMBER 31, 2005	2004	2003
Operating Activities			
Net income (loss)	**$ 1,392**	$ 280	$ (6,178)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	**5,870**	5,833	4,916
Amortization of deferred stock compensation	**—**	3	631
Acquired in-process research and development	**—**	2,180	—
Impairment of investment in GCS	**—**	1,535	—
Compensation expense related to employee equity awards	**186**	191	—
Other	**38**	32	(112)
Changes in operating assets and liabilities:			
Accounts receivable	**(888)**	(1,592)	(4,059)
Inventories	**(274)**	(1,420)	(1,760)
Other assets	**(198)**	414	256
Accounts payable	**1,860**	(1,669)	1,957
Accrued expenses	**(72)**	(273)	(210)
Accrued restructuring	**(461)**	(679)	(966)
Deferred margin on distributor inventory	**(119)**	27	(986)
Net cash provided by (used in) operating activities	**7,334**	4,862	(6,511)
Investing Activities			
Purchases of available-for-sale securities	**(15,091)**	(32,500)	(21,500)
Proceeds from sales/maturities of available-for-sale securities	**16,100**	30,461	33,507
Purchases of property and equipment	**(1,336)**	(2,755)	(3,042)
Proceeds from the sale of property and equipment	**—**	—	112
Purchase of Xemod, net of cash received	**—**	—	28
Vari-L loans and acquisition costs, net of amounts accrued	**—**	—	—
Purchase of Vari-L, net of amounts accrued	**—**	—	(7,624)
Purchase of ISG, net of cash received and acquisition costs accrued	**—**	(6,715)	—
Increase in restricted cash	**—**	—	(1,000)
Net cash provided by (used in) investing activities	**(327)**	(11,509)	481
Financing Activities			
Principal payments on capital lease obligations	**(56)**	(65)	(487)
Proceeds from employee stock plans	**1,875**	1,684	1,111
Net cash provided by financing activities	**1,819**	1,619	624
Increase/(decrease) in cash and cash equivalents	**8,826**	(5,028)	(5,406)
Cash and cash equivalents at beginning of period	**2,440**	7,468	12,874
Cash and cash equivalents at end of period	**$ 11,266**	$ 2,440	$ 7,468
Supplemental disclosures of cash flow information			
Cash paid for interest	**$ 4**	$ 14	$ 39
Cash recovered (paid) for income taxes	**$ 45**	$ —	$ —
Supplemental disclosures of non-cash investing and financing activities			
Non-cash adjustments to goodwill, including ISG earn-out accrual	**$ 782**	$ —	$ —
Capitalized and accrued PDI acquisition costs	**$ 589**	$ —	$ —
Reclassification of property and equipment and other	**$ 455**	$ —	$ —
Net book value of property and equipment disposed of	**$ —**	$ 90	$ —
Common stock issued in connection with Vari-L acquisition	**$ —**	$ —	$ 4,632
Assumption of Vari-L loan receivable	**$ —**	$ —	$ 3,417
Forfeiture of deferred stock compensation	**$ —**	$ —	$ 138

See accompanying notes.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Company, which is incorporated in Delaware, is a leading designer and supplier of high performance radio frequency (RF) components for the commercial communications, consumer and aerospace and defense (A&D) equipment markets. The Company's products are designed to optimize the reception and transmission of voice and data signals in mobile wireless communications networks and in other wireless and wireline applications. We sell our products worldwide through a direct sales channel and a distribution sales channel. A substantial portion of our direct sales and sales through our distributors are to international customers. For our IC products, we outsource our wafer manufacturing and packaging and then perform final testing and tape and reel assembly at our Colorado manufacturing facility. We manufacture, assemble and test most of our MCMs at our manufacturing facility in Colorado. We currently outsource a portion of our manufacturing and testing function to foreign subcontractors, and may increasingly do so where economically attractive.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Foreign Currency Translation

The Company uses the U.S. dollar as its functional currency for its foreign wholly owned subsidiaries in Canada and the United Kingdom and its representative offices in China and India. All monetary assets and liabilities are remeasured at the current exchange rate at the end of the period, nonmonetary assets and liabilities are remeasured at historical exchange rates and revenues and expenses are remeasured at average exchange rates in effect during the period. Transaction gains and losses resulting from the process of remeasurement were not material in any period presented.

Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Revenue Recognition

Revenue from product sales to customers, other than distributors, is generally recognized at the time the product is shipped, title has transferred and no obligations remain. In circumstances where a customer delays acceptance of our product, the Company defers recognition of the revenue until acceptance. To date, the Company has not had customers delay acceptance of its products. A provision is made for estimated product returns as shipments are made.

The Company grants its distributors limited rights of return and certain price adjustments on unsold inventory held by the distributors. Under the Company's rights of return policy, its distributors may exchange product currently in their inventory for other Company products. In practice, the Company will exchange a reasonable amount of inventory if requested by its distributors.

Under the Company's price adjustment policy, the Company will accept credits from its distributors on previous sales to them. These credits are designed to allow the distributors to pass back to the Company discounts they granted to their end customers due to competitive pricing situations. In practice, the Company will accept reasonable credit requests from its distributors.

The Company recognizes revenues on sales to distributors under agreements providing for rights of return and price protection, at the time its products are sold by the distributors to third-party customers. The Company defers both the sale and related cost of sale on any product that has not been sold to an end customer. The Company records the deferral of the sale on any unsold inventory products at its distributors as a liability and records the deferral of the related cost of sale as a contra liability, the net of which is presented on the Company's balance sheet as "Deferred margin on distributor inventory."

Advertising Expenses
The Company expenses its advertising costs in the period in which they are incurred. Advertising expense was $207,000 in 2005, $222,000 in 2004 and $247,000 in 2003.

Shipping and Handling
Costs related to the shipping and handling of the Company's products are included in cost of sales for all periods presented.

Research and Development Costs
Research and development costs are charged to expense as incurred.

Cash, Cash Equivalents and Short-term Investments
The Company classifies investments as cash equivalents if they are readily convertible to cash and have original maturities of three months or less at the time of acquisition. The Company's cash and cash equivalents consist primarily of bank deposits, federal agency related securities and money market funds issued or managed by large financial institutions in the United States. Fair values of cash equivalents approximate cost due to the short period of time to maturity.

Investments are designated as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive loss. All of the Company's available-for-sale investments are classified as short-term investments regardless of maturity dates based on management's intent with regard to those securities being available for current operations. The Company's available-for-sale investments consist primarily of federal agency related securities with a rating of AAA, as rated by Moody's, Standard & Poor's and other such agencies. The estimated fair market values of available-for-sale investments are based on quoted market prices. The cost of available-for-sale investments sold is based on the specific identification method. Realized gains and losses on the sale of available-for-sale investments are recorded in interest and other income, net and were not significant for any period presented.

The Company monitors its available-for-sale investments for impairment on a periodic basis. In the event that the carrying value of an available-for-sale investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis is established. In order to determine whether a decline in value is other-than-temporary, the Company evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value; the Company's intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value; and investment ratings as determined primarily by Moody's and Standard & Poor's.

Available-for-sale investments at December 31, 2005 and 2004 were as follows (in thousands):

	DECEMBER 31, 2005			DECEMBER 31, 2004		
	Amortized Cost	Gross Unrealized Gains (Losses)	Estimated Fair Value	Amortized Cost	Gross Unrealized Losses	Estimated Fair Value
Money market funds	**$ 7,251**	**$ —**	**$ 7,251**	$ 2,166	$ —	$ 2,166
Federal agency and related securities	**11,641**	**(65)**	**11,576**	9,053	(53)	9,000
	$18,892	**$(65)**	**$18,827**	$11,219	$(53)	$11,166
Amount included in cash equivalents	**$11,047**	**$ 1**	**$11,048**	$ 2,166	$ —	$ 2,166
Amount included in short-term investments	**7,045**	**(66)**	**6,979**	8,053	(53)	8,000
Amount included in restricted cash	**800**	**—**	**800**	1,000	—	1,000
	$18,892	**$(65)**	**$18,827**	$11,219	$(53)	$11,166

The amortized cost and estimated fair value of investments in available-for-sale debt securities as of December 31, 2005 and 2004, by contractual maturity, were as follows (in thousands):

	DECEMBER 31, 2005		DECEMBER 31, 2004	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Due in 1 year or less	**$18,892**	**$18,827**	$ 5,182	$ 5,164
Due in 1–2 years	—	—	6,037	6,002
Total investments in available-for-sale debt securities	**$18,892**	**$18,827**	$11,219	$11,166

Concentrations of Credit Risk, Customers and Suppliers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, short-term investments, accounts receivable and restricted cash. The Company places its cash equivalents, short-term investments and restricted cash with high-credit-quality financial institutions, investing primarily in money market accounts and federal agency related securities. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Company has not experienced any material losses on its cash equivalents, short-term investments or restricted cash.

Accounts receivable are primarily derived from revenue earned from customers located in the United States, Europe and Asia. Sales to foreign customers are denominated in U.S. dollars, minimizing currency risk to the Company. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. Due to the Company's credit evaluation and collection process, bad debt expenses have not been significant however, the Company is not able to predict changes in the financial stability of its customers. Any material change in the financial status of any one or a particular group of customers could have a material adverse effect on the Company's results of operations. At December 31, 2005, two customers with worldwide operations accounted for 14% and 13% of gross accounts receivable, respectively. Fair values of accounts receivable approximate cost due to the short period of time to collection.

A relatively small number of customers account for a significant percentage of the Company's net revenues. For the year ended December 31, 2005, two customers accounted for approximately 13% and 11% of net revenues, respectively. Additionally, for the year ended December 31, 2005, the Company's top ten customers accounted for approximately 70% of net revenues. For the year ended December 31, 2004, four customers accounted for approximately 17%, 14%, 13% and 11% of net revenues, respectively. Additionally, for the year ended December 31, 2004, the Company's top ten customers accounted for approximately 79% of net revenues. For the year ended December 31, 2003, two customers accounted for approximately 16% and 12% of net revenues, respectively. Additionally, for the year ended December 31, 2003, the Company's top ten customers accounted for approximately 80% of net revenues. The Company expects that the sale of its products to a limited number of customers will continue to account for a high percentage of net revenues for the foreseeable future.

Currently, the Company relies on a limited number of suppliers of materials and labor for the significant majority of its Amplifier division product inventory but is pursuing alternative suppliers. In addition, the Company relies on one manufacturing partner to produce all of its satellite radio antennae and a significant majority of its broadband products. As a result, should the Company's current suppliers or manufacturing partner not produce and deliver inventory for the Company to sell on a timely basis, operating results may be adversely impacted.

Concentrations of Other Risks

The Company's results of operations are affected by a wide variety of factors, including general economic conditions, both domestic and international; economic conditions specific to the communications and A&D industries, in particular the communications infrastructure markets; demand for the Company's products; the ability of the Company to mitigate downward pricing pressure related to the products it sells; the timely introduction of new products; the ability to manufacture reliable, high-quality products efficiently; manufacturing capacity; the ability to safeguard intellectual property and secure patents in a rapidly evolving market; and reliance on wafer fabrication and assembly subcontractors, distributors and sales representatives. As a result, the Company experiences substantial period-to-period fluctuations.

Accounts Receivable

The Company's allowance for doubtful accounts was $102,000 at December 31, 2005 and $106,000 at December 31, 2004.

Inventories

Inventories are stated at the lower of standard cost, which approximates actual (first-in, first-out method) or market (estimated net realizable value).

The Company plans production based on orders received and forecasted demand and must order wafers and raw material components and build inventories well in advance of product shipments. The valuation of inventories at the lower of cost or market requires the use of estimates regarding the amounts of current inventories that will be sold. These estimates are dependent on the Company's assessment of current and expected orders from its customers, including consideration that orders are subject to cancellation with limited advance notice prior to shipment. Because the Company's markets are volatile, and are subject to technological risks and price changes as well as inventory reduction programs by the Company's customers and distributors, there is a risk that the Company will forecast incorrectly and produce excess inventories of particular products. This inventory risk is compounded because many of the Company's customers place orders with short lead times. As a result, actual demand will differ from forecasts, and such a difference has in the past and may in the future have a material adverse effect on actual results of operations.

The Company sold previously written-down inventory products with an original cost basis of approximately $259,000, $722,000 and $1.4 million in 2005, 2004 and 2003, respectively. As the cost basis for written-down inventories is less than the original cost basis when such products are sold, cost of revenues associated with the sale will be lower, which results in a higher gross margin on that sale. Sales of previously written-down inventories increased the Company's gross margin for the year ended December 31, 2005 by less than one percentage point. The Company may sell previously written-down inventory products in future periods, which would have a similarly positive impact on the Company's results of operations. As of December 31, 2005, the balance of written-down inventory products for our historical Amplifier division products was approximately $2.7 million.

The components of inventories, net of written-down inventories and reserves, are as follows (in thousands):

	DECEMBER 31,	
	2005	2004
Raw materials	**$3,740**	$4,756
Work-in-process	**1,422**	1,474
Finished goods	**3,799**	2,266
	$8,961	$8,496

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Property and equipment are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives: machinery and equipment, 2–5 years; computer equipment and software, 2–5 years; furniture and fixtures, 3–7 years; vehicles, 3 years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the terms of the leases. Our most significant facility lease in Broomfield, Colorado expires in 2008 and provides the Company with an option to extend the lease for an additional five years through 2013. We are amortizing our Broomfield, Colorado leasehold improvements over the initial term of the lease, which is scheduled to conclude in 2008.

Property and equipment are as follows (in thousands):

	DECEMBER 31,	
	2005	2004
Machinery and equipment	**$19,058**	$17,952
Computer equipment and software	**2,701**	2,588
Furniture and fixtures	**1,111**	1,107
Vehicles	**47**	
Leasehold improvements	**3,651**	2,635
Total	**26,568**	24,282
Less accumulated depreciation and amortization	**20,555**	16,009
	$ 6,013	$ 8,273

Business Combinations

All of the Company's business combinations have been accounted for using the purchase method of accounting. The Company allocates the purchase price of its business combinations to the tangible assets, liabilities and intangible assets acquired, including in-process research and development ("IPR&D"), based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. The fair value assigned to intangible assets acquired is based on established valuation techniques using estimates and assumptions made by management.

Goodwill

The Company reviews goodwill for impairment annually in the third quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The Company utilizes a two-step impairment test to perform its impairment analysis. In the first step, the fair value of each reporting unit is compared to its carrying value. The Company estimates the fair value of each of its reporting units based on an approach that takes into account forecasted discounted cash flows, market capitalization and market multiples of revenue for comparable companies in our industry. The Company's fair value approach involves a significant amount of judgment, particularly with respect to the assumptions used in our discounted cash flows, and to a lesser extent, the selection of comparable publicly traded companies used in our market multiple of revenue analysis. If the fair value of the reporting unit exceeds the carrying value of the assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step is performed, and the implied fair value of the reporting unit's goodwill is determined and compared to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

The Company conducted its annual goodwill impairment analysis in the third quarters of 2005, 2004 and 2003 and concluded its goodwill was not impaired in any of those periods.

Long-Lived Assets Including Finite-Lived Purchased Intangible Assets

Purchased intangible assets with finite lives are amortized over their estimated economic lives.

Long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company assesses the fair value of the assets based on the future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. If it is determined that long-lived assets are impaired, the Company reduces the carrying amount of the asset to its estimated fair value.

Income Taxes

The Company accounts for income taxes using the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets when it is more likely than not that such assets will not be realized. Due to the Company's inability to forecast sufficient future taxable income, the Company recorded a valuation allowance to reduce the carrying value of its net deferred tax assets to zero.

Stock-Based Compensation

The Company has elected to account for its employee stock plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), as amended by Financial Accounting Standards Board (FASB) Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25," and to adopt the disclosure-only provisions as required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Under APB Opinion No. 25, as amended by FIN 44, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income (loss) and net income (loss) per share is required under SFAS 123 and is calculated as if the Company had accounted for its employee and director stock options (including shares issued under the Employee Stock Purchase Plan) granted subsequent to December 31, 1994, under the fair value method of SFAS 123. The fair value of options granted in 2005, 2004 and 2003 has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

Employee Stock Options	**2005**	2004	2003
Expected life (in years)	**5.09**	4.97	4.78
Risk-free interest rate	**3.9%**	3.4%	3.0%
Volatility	**1.10**	1.21	1.32
Dividend yield	**0%**	0%	0%

Employee Stock Purchase Plan Shares	**2005**	2004	2003
Expected life (in years)	**0.5**	0.5	0.5
Risk-free interest rate	**3.3%**	1.5%	1.1%
Volatility	**0.62**	0.71	1.07
Dividend yield	**0%**	0%	0%

As discussed above, the valuation models used under SFAS 123 were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions, including the expected life of the option and stock price volatility. Because the Company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee and director options granted during 2005, 2004 and 2003 was $3.32, $4.05 and $1.87 per share, respectively. The weighted average estimated fair value of shares granted under the Employee Stock Purchase Plan during 2005, 2004 and 2003 was $0.99, $0.93 and $0.98, respectively.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation, as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosures" (SFAS 148). For purposes of this pro forma disclosure, the value of the options is amortized ratably to expense over the options' vesting periods and the tax effect of stock-based employee compensation expense is zero.

	YEAR ENDED DECEMBER 31,		
(in thousands, except per share data)	**2005**	2004	2003
Net income (loss)—as reported	**$ 1,392**	$ 280	$ (6,178)
Add: Stock-based employee compensation expense, included in the determination of net income (loss) as reported, net of related tax effects	**186**	194	631
Deduct: Stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	**(8,283)**	(6,058)	(5,642)
Pro forma net loss	**$(6,705)**	$ (5,584)	$(11,189)
Net income (loss) per share:			
Basic and diluted—as reported	**$ 0.04**	$ 0.01	$ (0.19)
Basic and diluted—pro forma	**$ (0.19)**	$ (0.16)	$ (0.35)

Effective August 12, 2005, the Compensation Committee of the Board of Directors of the Company approved accelerated vesting of certain unvested and "out-of-the-money" stock options issued on October 22, 2004 to current employees and executive officers of the company. The members of the Company's Board of Directors, including the Company's Chief Executive Officer, did not receive any acceleration of vesting as part of this action. As a result of the vesting acceleration, options to purchase approximately 588,000 shares of the Company's common stock at an exercise price of $4.58 per share have become immediately exercisable. These options would otherwise have vested in annual and monthly increments through 2008. The decision to accelerate unvested options was made primarily to reduce compensation expense that might be recorded in future periods under SFAS No. 123(R). The impact of the acceleration is included in the determination of pro forma net loss for the year ended December 31, 2005 in the table above.

Impact of Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R). SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. SFAS No. 123(R) allows for either modified prospective recognition of compensation expense or modified retrospective recognition. In the first quarter of 2006, the Company began to apply the modified prospective recognition method and implemented the provisions of SFAS No. 123(R). The modified prospective method requires that compensation expense be recorded for all unvested stock options commencing January 1, 2006. We are currently evaluating the requirements of SFAS 123(R) and expect that the adoption of SFAS 123(R) will significantly reduce our net income and earnings per share in future periods.

2. NET INCOME (LOSS) PER SHARE

The Company computes basic net income (loss) per share by dividing the net income (loss) for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of shares of common stock and potential common stock equivalents outstanding during the period, if dilutive. Potential common stock equivalents include incremental shares of common stock issuable upon the exercise of stock options and employee stock awards.

The shares used in the computation of the Company's basic and diluted net income (loss) per common share were as follows (in thousands):

	2005	2004	2003
Weighted average common shares outstanding	**35,828**	34,593	32,383
Dilutive effect of employee stock options and awards	**1,975**	2,855	—
Weighted average common shares outstanding, assuming dilution	**37,803**	37,448	32,383

Weighted average common shares outstanding, assuming dilution, includes the incremental shares that would be issued upon the assumed exercise of stock options. For 2005, approximately 1.5 million of the Company's stock options were excluded from the calculation of diluted net income per share because the exercise prices of the stock options were greater than or equal to the average price of the common shares, and therefore their inclusion would have been antidilutive (455,000 in 2004). These options could be dilutive in the future if the average share price increases and is equal to or greater than the exercise price of these options.

The effects of options to purchase 4,965,171 shares of common stock at average exercise prices of $1.91 for the year ended December 31, 2003 have not been included in the computation of diluted net income (loss) per share as the effect would have been antidilutive.

3. AMORTIZABLE ACQUISITION-RELATED INTANGIBLE ASSETS

Amortization of acquisition-related intangible assets aggregated $1.8 million, $1.5 million and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. The amortization of acquisition-related intangible assets in the years ended December 31, 2005 and 2004 included amortization associated with the Company's acquisitions of Vari-L, Xemod and ISG. The amortization of acquisition-related intangible assets in the year ended December 31, 2003 included amortization associated with the Company's acquisitions of Vari-L and Xemod. Acquisition-related intangible assets related to the ISG acquisition are being amortized over the periods in which the economic benefits of such assets are expected to be used. Acquisition-related intangible assets related to the Vari-L and Xemod acquisitions are being amortized on a straight-line basis, which management believes to reasonably reflect the pattern over which the economic benefits are being derived.

The Company's acquisition-related intangible assets were as follows (in thousands, except weighted average amortization period data):

	DECEMBER 31, 2005				DECEMBER 31, 2004			
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period (in months)	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period (in months)
Amortizable acquisition-related intangible assets:								
Developed Product Technology	**$6,810**	**$2,793**	**$4,017**	**66**	$6,810	$1,515	$5,295	66
Customer Relationships	**970**	**921**	**49**	**34**	970	546	424	34
Core Technology Leveraged	**860**	**18**	**842**	**60**	860	—	860	60
Patented Core Technology	**700**	**525**	**175**	**53**	700	375	325	53
Committed Customer Backlog	**310**	**310**	**—**	**12**	310	310	—	12
Internal Use Software	**70**	**70**	**—**	**36**	70	53	17	36
Total	**$9,720**	**$4,637**	**$5,083**	**60**	$9,720	$2,799	$6,921	60

As of December 31, 2005, the Company's estimated amortization expense of acquisition-related intangible assets over the next five years is as follows (in thousands):

2006	$1,797
2007	1,609
2008	1,227
2009	318
2010	132
	$5,083

4. GOODWILL

The changes in the carrying amount of goodwill during the year ended December 31, 2005 are as follows (in thousands):

	Amplifier Division	Signal Source Division	Aerospace & Defense Division	Total
Balance as of December 31, 2004	$2,120	$2,984	$527	$5,631
Goodwill adjustments	782	—	—	782
Balance as of December 31, 2005	**$2,902**	**$2,984**	**$527**	**$6,413**

The Amplifier division goodwill adjustments above primarily relate to the accrual of $1.15 million for the 2005 ISG earn-out in the third quarter of 2005, partially offset by reductions in inventory valuation reserves. Prior to the closing of the ISG acquisition, ISG had recorded an inventory valuation reserve of approximately $358,000 for the excess of cost over estimated net realizable value related to certain inventory products that were to be used for a specific application for which ISG was not qualified by the customer to manufacture such products. In the second quarter and third quarters of 2005, the Company was able to sell $349,000 of this inventory and as a result, reduced its inventory valuation reserve and goodwill accordingly.

5. INVESTMENT IN GCS

In the first quarter of 2002, the Company converted an outstanding loan receivable of approximately $1.4 million and invested cash of approximately $6.1 million in Global Communication Semiconductors, Inc. (GCS), a privately held semiconductor foundry, in exchange for 12.5 million shares of GCS Series D-1 preferred stock valued at $0.60 per share. In connection with the investment, the Company's President and CEO joined GCS' seven-member board of directors.

The Company accounts for its investment in GCS under the cost method of accounting and has classified the investment as a non-current asset on its consolidated balance sheet.

The Company regularly evaluates its investment in GCS to determine if an other than temporary decline in value has occurred. Factors that may cause an other than temporary decline in the value of the Company's investment in GCS would include, but not be limited to, a degradation of the general business environment in which GCS operates, the failure of GCS to achieve certain performance milestones, a series of operating losses in excess of GCS' business plan, the inability of GCS to continue as a going concern or a reduced valuation as determined by a new financing event. There is no public market for securities of GCS, and the factors mentioned above require management to make significant judgments about the fair value of the GCS securities.

In the fourth quarters of 2004 and 2002, the Company determined that an other than temporary decline in value of its investment had occurred. Accordingly, the Company recorded a charge of approximately $1.5 million in 2004 and $2.9 million in 2002 to reduce the carrying value of its investment to its estimated fair value. The fair value has been estimated by management and may not be reflective of the value in a third-party financing event.

The ultimate realization of the Company's investment in GCS will be dependent on the occurrence of a liquidity event for GCS and/or our ability to sell our GCS shares, for which there is currently no public market. The likelihood of any of these events occurring will depend on, among other things, the market conditions surrounding the wireless communications industry and the related semiconductor foundry industry, as well as the public markets' receptivity to liquidity events such as initial public offerings or merger and acquisition activities. Even if the Company is able to sell its GCS shares, the sale price may be less than the carrying value of the investment, which could have a material adverse effect on the Company's consolidated results of operations.

The Company purchased materials used in production and research and development from GCS in 2005, 2004 and 2003 totaling $608,000, $632,000 and $374,000, respectively.

6. RESTRICTED CASH

The Company entered into a facility lease in Broomfield, Colorado in 2003 that required the Company to maintain a $1.0 million irrevocable letter of credit as a security deposit. On the second anniversary of the commencement date of the lease (June 1, 2005), and in each succeeding anniversary, provided that no event of default exists, the letter of credit may be reduced by $200,000. The letter of credit was reduced by $200,000 in June of 2005 with the remaining $800,000 included on our consolidated balance sheet as "Other non-current assets."

7. COMMITMENTS

The Company leases its facilities under operating lease agreements, which expire at various dates through 2008. Our lease in Broomfield, Colorado has an option to extend the lease in 2008 for an additional five years. If the Company elects not to extend the lease, it may be subject to an early termination penalty of $775,000, subject to negotiation. Based on current commercial real estate market conditions in the Broomfield, Colorado area, we believe that we may be able to renegotiate the terms of the lease on more favorable terms in the event we chose not to renew. Future minimum lease payments under these leases as of December 31, 2005 are as follows (in thousands):

2006	$1,095
2007	665
2008	209
	$1,969

Rent expense under the operating leases was $1.2 million for the year ended December 31, 2005 and $1.3 million for each of the years ended December 31, 2004 and 2003, respectively.

Unconditional Purchase Obligations

The Company has unconditional purchase obligations to certain suppliers that supply the Company's wafer requirements. Because the products the Company purchases are unique to it, its agreements with these suppliers prohibit cancellation subsequent to the production release of the products in its suppliers' manufacturing facilities, regardless of whether the Company's customers cancel orders. At December 31, 2005, the Company had approximately $617,000 of unconditional purchase obligations.

8. CONTINGENCIES

In November 2001, we, various officers and certain underwriters of the Company's initial public offering of securities were named in a purported class action lawsuit filed in the United States District Court for the Southern District of New York. The suit, In re Sirenza Microdevices, Inc. Initial Public Offering Securities Litigation, Case No. 01-CV-10596, alleges improper and undisclosed activities related to the allocation of shares in our initial public offering, including obtaining commitments from investors to purchase shares in the aftermarket at pre-arranged prices. Similar lawsuits concerning more than 300 other companies' initial public offerings were filed during 2001, and this lawsuit is being coordinated with those actions (the "coordinated litigation"). Plaintiffs filed an amended complaint on or about April 19, 2002, bringing claims for violation of several provisions of the federal securities laws and seeking an unspecified amount of damages. On or about July 1, 2002, an omnibus motion to dismiss was filed in the coordinated litigation on behalf of the issuer defendants, of which we and our named officers and directors are a part, on common pleadings issues. On October 8, 2002, pursuant to stipulation by the parties, the court dismissed the officer and director defendants from the action without prejudice. On February 19, 2003, the court granted in part and denied in part a motion to dismiss filed on behalf of defendants, including us. The court's order dismissed all claims against us except for a claim brought under Section 11 of the Securities Act of 1933.

In June 2004, a stipulation of settlement and release of claims against the issuer defendants, including us, was submitted to the court for approval. The terms of the settlement, if approved, would dismiss and release all claims against the participating defendants (including us). In exchange for this dismissal, D&O insurance carriers would agree to guarantee a recovery by the plaintiffs from the underwriter defendants of at least $1 billion, and the issuer defendants would agree to an assignment or surrender to the plaintiffs of certain claims the issuer defendants may have against the underwriters. On August 31, 2005, the court granted preliminary approval of the settlement. The settlement is subject to a number of conditions, including final court approval. If the settlement does not occur, and litigation against us continues, we believe we have meritorious defenses and intend to defend the case vigorously. In addition, we do not believe the ultimate outcome will have a material adverse impact on our results of operations or financial condition.

On April 16, 2003, Scientific Components Corporation d/b/a Mini-Circuits Laboratory ("Mini-Circuits") filed a complaint against us in the United States District Court for the Eastern District of New York alleging, among other things, breach of warranty by us for alleged defects in certain goods sold to Mini-Circuits. Mini-Circuits seeks compensatory damages plus interest, costs and attorneys' fees. On July 30, 2003, we filed an answer to the complaint and asserted counterclaims against Mini-Circuits. Even though we believe Mini-Circuits' claims to be without merit and we intend to defend the case and assert our claims vigorously, if we ultimately lose or settle the case, we may be liable for monetary damages and other costs of litigation. An estimate as to the possible loss or range of loss in the event of an unfavorable outcome cannot be made as of December 31, 2005. Even if we are entirely successful in the lawsuit, we may incur significant legal expenses and our management may expend significant time in the defense.

In addition, we currently are involved in litigation and regulatory proceedings incidental to the conduct of our business and expect that we will be involved in other litigation and regulatory proceedings from time to time. While we currently believe that an adverse outcome with respect to such pending matters would not materially affect our business or financial condition, there can be no assurance that this will ultimately be the case.

On December 16, 2004, the Company acquired ISG Broadband, Inc. (ISG), a designer of RF gateway module and IC products for the cable TV, satellite radio and HDTV markets, for approximately $6.9 million in cash and estimated direct transaction costs of approximately $789,000 for a total preliminary purchase price of $7.7 million. Additional cash consideration of up to $7.15 million may become due and payable by the Company upon the achievement of margin contribution objectives attributable to sales of selected products for periods through December 31, 2007. To the extent sales of the selected products achieve a minimum gross margin percentage, the Company will be required to make additional payments to the former shareholders of ISG for a portion or all of the gross profit earned on such sales, up to a pre-defined maximum, as outlined below. The future cash payout of additional consideration, if any, will be payable in the quarter following the end of the applicable annual earn-out period, as outlined below, and will be recorded as additional goodwill.

As of December 31, 2005, the Company determined it to be probable that the full earn-out of $1.15 million related to the year ended December 31, 2005 would be paid. Accordingly, the Company has accrued for the expected payment of the earn-out on its consolidated balance sheet in "Accrued compensation and other expenses" and correspondingly increased goodwill by $1.15 million.

The range of possible payment is as follows (in thousands):

	Possible Payment Range	
Earn-out Period	**Low End of Range**	**High End of Range**
Year ending December 31, 2005	$1,150	$1,150
Year ending December 31, 2006	$ —	$3,000
Year ending December 31, 2007	$ —	$3,000
	$1,150	$7,150

9. RESTRUCTURING ACTIVITIES

All of the activities related to the Company's prior restructurings have been completed, with the exception of $53,000 of cash expenditures related to a non-cancelable lease commitment that is expected to be paid over the respective lease term, which ends in the first half of 2006. The $53,000 of remaining accrued restructuring is recorded on our consolidated balance sheet in "Accrued compensation and other expenses."

10. STOCKHOLDERS' EQUITY

Preferred Stock

The Company's Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of and may determine the rights, preferences and terms of preferred stock.

Common Stock

Each share of the Company's Common Stock is entitled to one vote. The holders of common stock are also entitled to receive dividends from legally available assets of the Company when and if declared by the Board of Directors.

Stock Option Plan

In January 1998, the Company established the 1998 Stock Plan (the 1998 Plan) under which stock options may be granted to employees, directors and consultants of the Company. In 2000, the Board of Directors approved an amendment and restatement of the 1998 Plan to, among other things, provide for automatic increases on the first day of each of the Company's fiscal years beginning January 1, 2001, equal to the lesser of 1,500,000 shares, 3% of the outstanding shares on such date, or a lesser amount determined by the Board of Directors. A total of 1,062,013, 1,023,306 and 900,198 shares were authorized for issuance under the 1998 Plan in 2005, 2004 and 2003, respectively, representing 3% of the outstanding shares on January 1, 2005, 2004 and 2003, respectively. The shares may be authorized, but unissued, or reacquired Common Stock.

Under the 1998 Plan, nonstatutory stock options may be granted to employees, directors and consultants, and incentive stock options (ISO) may be granted only to employees. In the case of an ISO that is granted to an employee who, at the time of the grant of such option, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, the per share exercise price shall not be less than 110% of the fair market value per share on the date of grant. For ISO's granted to any other employee, the per share exercise price shall not be less than 100% of the fair value per share on the date of grant. The exercise price for nonqualified options may not be less than 85% of the fair value of Common Stock at the option grant date. Options generally expire after ten years. Vesting and exercise provisions are determined by the Board of Directors. Options generally vest over 4 years, 25% after the first year and ratably each month over the remaining 36 months.

Rights to purchase restricted stock and other types of equity awards may also be granted under the 1998 Plan with terms, conditions and restrictions determined by the Board of Directors. Restricted stock purchase rights, or stock awards, are typically granted at an exercise price equal to the par value of the underlying stock ($0.001 per share) and are subject to a right of reacquisition by the Company at cost or for no consideration. This right of reacquisition then lapses over a period of time following the grant date based on continued service to the Company by the grantee, in a process similar to an option vesting. While vesting rates for the Company's stock awards vary, the basic vesting schedule for new employee grants is for one-third of the stock subject to the award to vest on each anniversary of the grant date, such that the award is fully vested after 3 years.

In 2005, the Company granted stock awards for an aggregate of 170,150 shares of restricted common stock to employees under the 1998 Plan. The stock awards were granted at an exercise price of par value ($0.001) per share and vest over a period of two to three years. The Company measured the fair value of the stock awards based upon the fair market value of the Company's common stock on the dates of grant. Compensation cost estimated to be $351,000 will be recognized on a straight-line basis over the vesting period of the stock awards. The Company assumed a 12.5% forfeiture rate in estimating the total compensation expense that will be recorded related to stock awards granted in 2005. Total compensation cost recorded in 2005 was $186,000.

In the second quarter of 2004, the Company granted stock awards for 100,000 shares of restricted common stock to an employee under the 1998 Plan. The stock awards were granted at an exercise price of par value ($0.001) per share and vest on a cliff basis, three years from the date of grant. However, fifty percent (50%) of the stock awards immediately vest in the event that the closing trading price of the Company's Common Stock on the Nasdaq National Market is greater than or equal to $6.396 for five consecutive trading days. The Company measured the fair value of the stock awards based upon the fair market value of the Company's common stock on the date of grant. Compensation cost of $382,900 will be recognized on a straight-line basis over the vesting period of the stock awards, or sooner, to the extent vesting accelerates. In the fourth quarter of 2004, the Company's stock price exceeded $6.396 for five consecutive trading days resulting in the acceleration of vesting of the stock awards. As a result, the Company recorded compensation cost of approximately $154,000 in the fourth quarter of 2004 as general and administrative expenses. Total compensation cost recorded in 2004 was $191,000.

The following is a summary of option and employee stock award activity for the 1998 Plan:

		Outstanding Stock Options		
	Shares Available	Number of Shares	Price Per Share	Weighted Average Exercise Price
Balance at December 31, 2002	2,862,242	2,292,339	$ 0.92–$29.88	$2.43
Authorized	900,198	—	$ —	$ —
Granted	(3,986,416)	3,986,416	$ 1.34–$ 4.98	$1.67
Exercised	—	(433,988)	$ 0.92–$ 4.79	$1.34
Cancellations, forfeitures and repurchases	879,596	(879,596)	$ 0.92–$29.88	$2.46
Balance at December 31, 2003	655,620	4,965,171	$ 0.92–$17.75	$1.91
Authorized	1,023,306	—	$ —	$ —
Granted	(1,333,550)	1,333,550	$0.001–$7.280	$4.45
Exercised	—	(632,354)	$0.001–$ 4.76	$1.17
Cancellations, forfeitures and repurchases	94,798	(94,798)	$ 1.34–$ 1.79	$1.58
Balance at December 31, 2004	440,174	5,571,569	$ 1.15–$17.75	$2.61
Authorized	1,062,013	—	$ —	$ —
Granted	(374,900)	374,900	$0.001–$ 6.56	$2.17
Exercised	—	(824,150)	$0.001–$ 4.58	$1.32
Cancellations, forfeitures and repurchases(1)	626,274	(624,774)	$0.001–$ 7.75	$3.71
Balance at December 31, 2005	**1,753,561**	**4,497,545**	**$ 1.15–$17.75**	**$2.66**

(1) Includes 1,500 non-vested stock awards that were exercised and subsequently repurchased.

In addition, the following table summarizes information about stock options that were outstanding and exercisable at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$1.15–$ 1.41	1,400,187	7.21	$1.34	1,101,176	$1.34
$1.42–$ 1.90	1,449,289	6.30	$1.58	1,043,220	$1.57
$1.91–$ 4.00	332,605	7.16	$3.59	165,072	$3.60
$4.01–$ 4.58	752,339	8.74	$4.50	602,964	$4.56
$4.59–$ 5.79	493,500	8.17	$5.36	270,413	$5.32
$5.80–$17.75	69,625	6.20	$8.11	49,625	$8.92
$1.15–$17.75	4,497,545	7.26	$2.66	3,232,470	$2.58

Employee Stock Purchase Plan

In February 2000, the Company's Board of Directors and Stockholders approved and established the 2000 Employee Stock Purchase Plan (the Employee Stock Purchase Plan). The Employee Stock Purchase Plan provides for an automatic annual increase on the first day of each of the Company's fiscal years beginning January 1, 2001 equal to the lesser of 350,000 shares, 1% of the outstanding Common Stock on that date, or a lesser amount as determined by the Board. A total of 350,000, 341,102 and 300,066 shares were authorized for issuance under the Employee Stock Purchase Plan in 2005, 2004 and 2003, respectively, representing approximately 1% of the outstanding shares on January 1, 2005, 2004 and 2003, respectively. Under the Employee Stock Purchase Plan through November 15, 2005, eligible employees may purchase shares of the Company's common stock at 85% of fair market value at specific, predetermined dates. Employees purchased 328,584 and 657,876 shares for approximately

$789,000 and $942,000 in 2005 and 2004, respectively. On October 27, 2005, in response to the upcoming effectiveness date of Financial Accounting Standards Board Statement No. 123(R), "Share-Based Payment," the Compensation Committee of the Board of Directors of the Company approved an amendment to the Company's Employee Stock Purchase Plan which provides, among other things, that after November 15, 2005, the price at which employees purchase shares of Company Common Stock under the Employee Stock Purchase Plan shall be equal to 95% of the fair market value per share on the last day of each purchase period under the plan.

Shares of Common Stock reserved for future issuance are as follows:

	DECEMBER 31,	
	2005	2004
1998 Stock Plan	**6,251,106**	6,011,743
2000 Employee Stock Purchase Plan	**35,862**	14,446
	6,286,968	6,026,189

In connection with the grant of stock options to employees prior to the Company's initial public offering, the Company recorded deferred stock compensation within stockholders' equity of approximately $681,000 in 2000 and $4.5 million in 1999, representing the difference between the deemed fair value of the common stock for accounting purposes and the exercise price of these options at the date of grant. During the years ended December 31, 2005, 2004 and 2003, the Company amortized $0, $3,000 and $631,000, respectively, of this deferred stock compensation. All of this deferred stock compensation has been amortized as of December 31, 2005.

11. EMPLOYEE BENEFIT PLANS

In October of 1999, the Company adopted a 401(k) and profit sharing plan (the Plan) that allows eligible employees to contribute up to 15% of their salary, subject to annual limits. Under the Plan, eligible employees may defer a portion of their pretax salaries but not more than statutory limits. The Company shall make matching nondiscretionary contributions to the Plan of up to $2,500 per year for each plan participant. In addition, the Company may make discretionary contributions to the Plan as determined by the Board of Directors.

Contributions to the Plan during the year ended December 31, 2005, 2004 and 2003 were approximately $325,000, $317,000 and $240,000, respectively.

12. INCOME TAXES

The Company's income (loss) before taxes consisted of the following (in thousands):

	DECEMBER 31,		
	2005	2004	2003
Domestic	**$1,298**	$343	$(6,672)
Foreign	**88**	72	369
	$1,386	$415	$(6,303)

The Company's provision for (benefit from) income taxes for the years ended December 31, 2005, 2004 and 2003 are summarized as follows (in thousands):

	DECEMBER 31,		
	2005	2004	2003
Current:			
Federal	**$ (43)**	$ 83	$ —
State	**(9)**	27	—
Foreign	**46**	25	(125)
Provision for (benefit from) income taxes	**$ (6)**	$135	$ (125)

A reconciliation of taxes computed at the federal statutory income tax rate to the provision (benefit) for income taxes is as follows (in thousands):

	DECEMBER 31,		
	2005	2004	2003
U.S. federal tax provision (benefit) at statutory rate	**$ 485**	$145	$(2,206)
State income taxes, net	**(6)**	17	—
Foreign taxes	**46**	25	(125)
Reversal of previously provided taxes	**(94)**	—	—
Valuation allowance	**(460)**	(75)	1,969
Amortization of deferred stock compensation	**—**	1	221
Other	**23**	22	16
	$ (6)	$135	$ (125)

Deferred income taxes reflect the tax effects of temporary differences between the value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities consist of the following (in thousands):

	DECEMBER 31,	
	2005	2004
Deferred tax assets:		
Net operating loss carryforwards	**$25,152**	$24,001
Accruals and reserves	**2,647**	3,037
Deferred margin on distribution inventory	**370**	417
Tax credits	**1,809**	1,840
Capitalization of R&D expenses	**3,693**	3,862
Book over tax depreciation and amortization	**1,978**	1,399
Impairment of investment in GCS	**1,730**	1,730
Other	**279**	380
Total deferred tax assets	**37,658**	36,666
Valuation allowance	**(37,592)**	(36,534)
Gross deferred tax assets	**66**	132
Deferred tax liabilities:		
Acquisition-related items	**(66)**	(132)
Total deferred tax liabilities	**(66)**	(132)
Net deferred tax assets (liabilities)	**$ —**	$ —

As of December 31, 2005, the Company had deferred tax assets of approximately $37.7 million. The Company has evaluated the need for a valuation allowance for the deferred tax assets in accordance with the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As of December 31, 2005, the Company had no ability to realize its deferred tax assets through carrybacks or available tax planning strategies. Additionally, based on cumulative pre-tax losses the Company has sustained in the three years ended December 31, 2005 and the current economic uncertainty in the Company's industry that limits the Company's ability to generate verifiable forecasts of future domestic taxable income, a valuation allowance was recorded as of December 31, 2005. The valuation allowance increased by approximately $1.1 million in 2005, decreased by approximately $4.7 million in 2004 and increased by approximately $4.9 million in 2003.

Approximately $5.7 million of the valuation allowance was attributable to acquisition-related items that, if and to the extent realized in future periods, will first reduce the carrying value of goodwill, then other long-lived intangible assets of the Company's acquired subsidiary and then income tax expense. The valuation allowance also includes approximately $15.6 million of a tax benefit associated with stock option deductions. This amount will be credited to paid-in capital when and if the benefit is realized.

As of December 31, 2005, the Company has net operating loss carryforwards for federal income tax purposes of approximately $69.8 million, which expire beginning in 2019. The Company also has state net operating loss carryforwards of approximately $17.9 million, which expire beginning in 2006. The Company also has federal and California research and development tax credits of $1.3 million and $729,000. The federal research credits will begin to expire in 2011 and the California research credits have no expiration date.

Utilization of the net operating loss carryforwards and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the net operating loss carryforwards and tax credit carryforwards before utilization. As of December 31, 2005, the Company has reviewed the impact of these rules to the utilization of its net operating loss and tax credit carryforwards and currently has the ability to use these carryforwards without limitation. The Company's ability to use these carryforwards without limitation in the future is subject to change based on the application of these rules in the Internal Revenue Code.

13. COMPREHENSIVE INCOME

The components of accumulated other comprehensive income (loss), net of tax, were as follows (in thousands):

	DECEMBER 31,		
	2005	2004	2003
Net income (loss)	**$1,392**	$280	$(6,178)
Change in net unrealized loss on available-for-sale securities	**(12)**	(53)	—
Total comprehensive income (loss)	**$1,380**	$227	$(6,178)

The components of accumulated other comprehensive income (loss), net of tax, were as follows (in thousands):

	DECEMBER 31, 2005	DECEMBER 31, 2004
Accumulated net unrealized loss on available-for-sale securities	**$(65)**	$(53)
Total accumulated other comprehensive loss	**$(65)**	$(53)

14. SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

At the beginning of 2005, the Company reorganized into two product-focused business segments, the Amplifier division and the Signal Source division, and one market oriented segment, the Aerospace and Defense (A&D) division. The Amplifier division's main product lines are primarily IC-based and include discrete, amplifier, low noise amplifier, power amplifier and transceiver IC products, a multi-component module (MCM) product line including power amplifier modules and a broadband product line, which includes our satellite radio antenna. The Signal Source division's main product lines are primarily MCMs used in mobile wireless infrastructure applications to generate and control RF signals, including VCOs, PLLs, coaxial resonator oscillators (CROs), and passive and active mixers. In addition, the Signal Source division has an IC-based modulator and demodulator product line and a line of signal couplers. The A&D division's main product lines are government and military specified versions of certain of our amplifier and signal processing components and various passive components. The Company's reportable segments are organized as separate functional units with separate management teams and separate performance assessment. The Company's chief operating decision maker (CODM), who is the Chief Executive Officer of the Company, evaluates performance and allocates resources based on the operating income (loss) of each segment.

The accounting policies of each segment are the same as those described in Note 1: Organization and Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements. There are no intersegment sales. Non-segment items include certain corporate manufacturing expenses, advanced research and development expenses, certain sales expenses, certain general and administrative expenses, amortization of deferred stock compensation, amortization of acquisition-related intangible assets, acquired in-process research and development charges, restructuring, GCS impairment charges, interest income and other, net, interest expense, and the provision for (benefit from) income taxes, as the aforementioned items are not allocated for purposes of the CODM's reportable segment review. Assets and liabilities are not discretely reviewed by the CODM, and accordingly are not detailed by segment below.

(in thousands)	Amplifier Division	Signal Source Division	A&D Division	Total Segments	Non-Segment Items	Total Company
For the year ended December 31, 2005						
Net revenues from external customers	**$36,469**	**$24,530**	**$3,179**	**$ 64,178**	**—**	**$64,178**
Operating income (loss)	**$ 8,585**	**$ 8,522**	**$ 161**	**$ 17,268**	**$(16,078)**	**$ 1,190**
For the year ended December 31, 2004						
Net revenues from external customers	$28,778	$28,389	$4,089	$ 61,256	—	$61,256
Operating income (loss)	$ 9,927	$ 8,908	$1,034	$ 19,869	$(19,683)	$ 186
For the year ended December 31, 2003						
Net revenues from external customers	$23,735	$12,822	$1,953	$ 38,510	—	$38,510
Operating income (loss)	$ 1,128	$ 781	$ 736	$ 2,645	$ (9,331)	$ (6,686)

The segment information above has been restated to reflect the change in the number of the Company's segments from two to three in the first quarter of 2005. Prior to this reorganization, the revenues and operating income (loss) attributable to our A&D products were primarily included in the revenues and operating income (loss) attributable to our Signal Source division.

The following is a summary of geographical information (in thousands):

	DECEMBER 31,		
	2005	2004	2003
Net revenues from external customers:			
United States	**$15,867**	$14,582	$15,352
Foreign countries	**48,311**	46,674	23,158
	$64,178	$61,256	$38,510
Long-lived assets:			
United States	**$11,200**	$15,391	$15,399
Foreign countries	**21**	12	4
	$11,221	$15,403	$15,403

In 2005, 2004 and 2003, sales to customers located in China represented approximately 33%, 34% and 16% of the Company's net revenues, respectively.

The Company's long-lived assets located outside of the United States reside in the United Kingdom, China and India at December 31, 2005. The Company's long-lived assets located outside of the United States reside in the United Kingdom and China at December 31, 2004. All of the Company's long-lived assets outside of the United States at December 31, 2003 resided in the United Kingdom. The Company includes in its long-lived assets net property, equipment and acquisition-related intangible assets, and deposits on facility leases.

Two of the Company's customers, Avnet Electronics Marketing (Avnet) and Motorola accounted for approximately 13% and 11% of net revenues, respectively, for the year ended December 31, 2005. Four of the Company's customers, Solectron, Acal, plc (Acal), Avnet and Planet Technology (H.K.) Ltd. accounted for approximately 17%, 14%, 13% and 11% of net revenues, respectively, for the year ended December 31, 2004. Two of the Company's customers, Avnet and Acal accounted for approximately 16% and 12% of net revenues, respectively, for the year ended December 31, 2003. No other customer accounted for more than 10% of net revenues during these periods.

15. QUARTERLY INFORMATION (UNAUDITED)

	THREE MONTHS ENDED			
(in thousands, except per share data)	**December 31, 2005**	**September 30, 2005**	**June 30, 2005**	**March 31, 2005**
Net revenues	**$19,510**	**$17,234**	**$15,267**	**$12,167**
Gross profit[2]	**8,840**	**7,890**	**6,600**	**5,326**
Amortization of acquisition-related intangible assets[1]	**443**	**465**	**465**	**465**
Restructuring charges[1]	**—**	**89**	**(33)**	**—**
Income (loss) from operations	**2,486**	**1,116**	**(431)**	**(1,981)**
Net income (loss)	**2,612**	**1,154**	**(531)**	**(1,843)**
Basic net income (loss) per share	**$ 0.07**	**$ 0.03**	**$ (0.01)**	**$ (0.05)**
Diluted net income (loss) per share	**$ 0.07**	**$ 0.03**	**$ (0.01)**	**$ (0.05)**
Shares used to compute basic net income (loss) per share	**36,168**	**35,958**	**35,722**	**35,463**
Shares used to compute diluted net income (loss) per share	**38,033**	**37,797**	**35,722**	**35,463**

	THREE MONTHS ENDED			
(in thousands, except per share data)	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Net revenues	$15,065	$16,737	$15,653	$13,801
Gross profit(2)	7,297	8,518	7,656	6,410
Amortization of deferred stock compensation	—	—	—	3
Acquired in-process research and development(1)	2,180	—	—	—
Amortization of acquisition-related intangible assets(1)	373	354	380	431
Impairment of investment in GCS(1)	1,535	—	—	—
Restructuring charges(1)	—	(98)	—	—
Income (loss) from operations	(2,730)	1,838	943	135
Net income (loss)	(2,641)	1,823	936	162
Basic net income (loss) per share	$ (0.08)	$ 0.05	$ 0.03	$ 0.00
Diluted net income (loss) per share	$ (0.08)	$ 0.05	$ 0.03	$ 0.00
Shares used to compute basic net income (loss) per share	35,032	34,696	34,446	34,197
Shares used to compute diluted net income (loss) per share	35,032	37,384	37,136	37,290

(1) See Notes to Consolidated Financial Statements.

(2) In the first, second, third and fourth quarters of 2005, we sold inventory products that had been previously written-down of approximately $65,000, $58,000, $53,000 and $83,000, respectively. In the first, second, third and fourth quarters of 2004, we sold inventory products that had been previously written-down of approximately $273,000, $192,000, $155,000 and $102,000, respectively. As the cost basis for previously written-down inventories is less than the original cost basis when such products are sold, cost of revenues associated with the sale is lower, which results in a higher gross margin on that sale. The amounts of previously written-down inventory products that were sold in the first, second, third and fourth quarters of 2005 and 2004 related to a large number of our products within many of our product families. We recorded provisions for excess inventories for these products as a result of a rapidly declining demand for these products due to customer program cancellations. Subsequently, we began receiving new orders for these products, which were not anticipated at the time we made the decision to record provisions for excess inventories. We expect to sell previously written-down inventory products in future periods. See the Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more details.

16. SUBSEQUENT EVENT (UNAUDITED)

On February 4, 2006, the Company entered into a definitive agreement to acquire Premier Devices, Inc. (PDI) for a combination of common stock, cash and debt. Under the terms of the agreement, the shareholders of PDI will receive 7,000,000 shares of Sirenza common stock, $14.0 million in cash and a $6.0 million promissory note bearing 5% simple interest per annum paid monthly and maturing in one year. PDI designs, manufactures and markets complementary RF components featuring technologies common to existing and planned Sirenza products and is headquartered in San Jose, California, with significant manufacturing operations in both Shanghai, China and Nuremberg, Germany. This acquisition is intended to expand both the depth and breadth of our products, extend our design and manufacturing capabilities into Asia and Europe and advance our strategic mission to diversify and expand our end markets and applications. The transaction has been approved by each company's board of directors and the shareholders of PDI and closed in the second quarter of 2006. Upon the closing of this transaction, Mr. Phillip Liao, founder and president of PDI, became president of Premier Devices Inc., a wholly owned subsidiary of Sirenza, and joined the Sirenza Board of Directors.

2006 EXECUTIVE OFFICERS AND BOARD OF DIRECTORS


JOHN OCAMPO


ROBERT VAN BUSKIRK


PHILLIP LIAO


JOHN C. BUMGARNER, JR.



CHRISTOPHER J. CRESPI


CASIMIR SKRZYPCZAK


GIL J. VAN LUNSEN

EXECUTIVE OFFICERS

John Ocampo
Chairman of the Board, Founder

Robert Van Buskirk
President &
Chief Executive Officer

Charles Bland
Chief Financial Officer

Gerald Hatley
Vice President, Controller &
Chief Accounting Officer

Norm Hilgendorf
Chief Strategy Officer

Phillip Liao
President,
Premier Devices — A Sirenza Company

Susan Ocampo
Treasurer and Founder

Clay Simpson
Vice President,
General Counsel
& Secretary

BOARD OF DIRECTORS

John Ocampo
Chairman of the Board,
Sirenza Microdevices

Robert Van Buskirk
President &
Chief Executive Officer,
Sirenza Microdevices

Phillip Liao
President,
Premier Devices — A Sirenza Company

John C. Bumgarner, Jr.[2,3]
Private Investor

Christopher J. Crespi[1,3]
Co-Founder & President,
Pacific Realm, LLC

Casimir Skrzypczak[1,2]
Outside Director

Gil J. Van Lunsen[1,3]
Retired Partner,
KPMG LLP

1 Audit Committee
2 Compensation Committee
3 Nominating Committee

designed by curran & connors, inc. / www.curran-connors.com


SIRENZA
MICRODEVICES

303 South Technology Court
Broomfield, CO 80021
303.327.3030
www.sirenza.com